UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☒

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended ______________________

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

Tarsis Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

Suite 1103 – 750 West Pender Street, Vancouver, British Columbia, Canada V6C 2T8

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.      43,137,111 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes   ☐      No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.

Yes ☐  No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   ☐

Accelerated filer    ☐

Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other  ☐

by the International Accounting Standards Board  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17  ☐  Item 18  ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No  ☒_ N/A ☐

Index to Exhibits on Page 83

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Tarsis Resources Ltd.

Form 20-F Registration Statement

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METRIC EQUIVALENTS

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply by

Hectares	Acres	2.471
Meters	Feet (ft.)	3.281
Kilometers (km)	Miles	0.621
Tonnes	Tons (2000 pounds)	1.102
Grams/tonne	Ounces (troy/ton)	0.029

INTRODUCTION

Tarsis Resources Ltd. (“Tarsis” or the “Company”) was incorporated in Alberta under the Business Corporations Act (Alberta) on October 21, 2005 under the name Tarsis Capital Corporation. The Company was originally classified as a Capital Pool Corporation ("CPC") and completed is qualifying transaction on July 16, 2007. On April 25, 2008, Tarsis continued into British Columbia under the Business Corporations Act (British Columbia) and changed its name to the current Tarsis Resources Ltd. on June 17, 2009.

BUSINESS OF TARSIS RESOURCES LTD.

Tarsis Resources is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on Tarsis Resources' properties.  All of the Company's properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites. The Company has not reported any revenue from operations since incorporation.  As such, Tarsis Resources is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

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Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

Part I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1 Company Officers and Directors

Name	Position	Business Address
Marc G. Blythe	President, CEO and Director	750 West Pender Street Suite 1103 Vancouver, B.C. V6C 2T8

Mark T. Brown	Chief Financial Officer and Corporate Secretary	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

Adrian Fleming	Director	Apartment 3, 456 Remuera Road Remuera, Auckland, New Zealand 1050

Craig Lindsay	Director	888 Dunsmuir Street Suite 1100 Vancouver, B.C. V6C 3K4

Jason Weber	Director	325 Howe Street Suite 410 Vancouver, B.C. V6C 1Z7

The Company’s auditor is Davidson & Company LLP, Chartered Accountants, 1200 - 609 Granville Street, Vancouver, British Columbia, Canada, V7Y 1G5. Davidson & Company LLP has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

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Item 3.  Key Information

As used within this Annual Report, the terms “Tarsis”, “the Company”, “Issuer” and “Registrant” refer collectively to Tarsis Resources Ltd., its predecessors, subsidiaries and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended September 30, 2013 and 2012, and the eleven months ended September 30, 2011, were derived from the consolidated financial statements of the Company which have been audited by Davidson & Company LLP, Chartered Accountants, as indicated in its auditors’ report which is included elsewhere in this Registration Statement. The financial data for the years ended October 31, 2010 and 2009 have also been derived from the consolidated financial statements of the Company as audited by Davidson & Company LLP, although the consolidated financial statements and auditors’ report are not included in this Registration Statement.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective November 1, 2010. Table No. 2a includes prior years’ statements which were prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Table No. 2 Selected Financial Data IFRS (CDN$ in 000, except per share data)

	Three Months Ended 12/31/13	Three Months Ended 12/31/12	Year Ended 9/30/13	Year Ended 9/30/12	Eleven Months Ended 9/30/11

Revenue	$0	$0	$0	$0	$0
Interest and Other Income	-	$2	$4	$2	$27
Net Loss	($125)	($223)	($1,317)	($1,320)	($1,203)
Total Comprehensive Loss	($108)	($226)	($1,321)	($1,347)	($1,179)
Basic and Diluted Loss Per Share	($0.00)	($0.01)	($0.03)	($0.04)	$(0.05)
Dividends Per Share	$0	$0	$0	$0	$0
Wtg. Avg. Shares (000)	43,926	38,913	39,815	30,522	25,805
Working Capital	$111	$661	($88)	$930	$230
Mineral Properties	$7,243	$7,290	$7,203	$7,268	$6,558
Long-Term Debt	$0	$0	$0	$0	$0
Shareholder’s Equity	$6,861	$7,497	$6,622	$7,741	$6,792
Total Assets	$7,455	$8,091	$7,248	$8,375	$6,989

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Table No. 2a Selected Financial Data Canadian GAAP (CDN$ in 000, except per share data)

	Year Ended 10/31/10	Year Ended 10/31/09

Revenue	$0	$0
Interest and Other Income	$1	$3
Net Loss	($1,219)	($323)
Net Loss Per Share	($0.07)	($0.02)
Dividends Per Share	$0	$0
Wtg. Avg. Shares (000)	17,086	13,191
Working Capital	$1,074	$217
Mineral Properties	$4,728	$4,567
Long-Term Debt	$0	$0
Shareholder’s Equity	$5,802	$4,721
Total Assets	$5,899	$4,835

US GAAP Net Loss	($1,731)	($770)
US GAAP Loss Per Share	($0.10)	($0.06)
US GAAP Wtg. Avg. Shares	17,086	13,191
US GAAP Equity	$2,518	$1,970
US GAAP Total Assets	$2,636	$2,021
US GAAP Mineral Properties	$1,464	$1,753

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

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Table No. 3 Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/13	$ 1.04	$ 1.07	$ 0.98	$ 1.06
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05

Three Months Ended 3/31/14	$ 1.11	$ 1.13	$ 1.06	$ 1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.05	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03

Three Months Ended 3/31/13	$ 1.02	$ 1.03	$ 0.98	$ 1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

Three Months Ended 3/31/12	$ 1.00	$ 1.03	$ 0.98	$ 1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96

March 2014		$ 1.13	$ 1.10	$ 1.11
February 2014		1.11	1.10	1.11
January 2014		1.12	1.06	1.11
December 2013		1.07	1.06	1.06
November 2013		1.06	1.04	1.06
October 2013		1.05	1.03	1.04

The exchange rate was $1.11 on March 31, 2014.

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Statement of Capitalization and Indebtedness

Table No. 4 Capitalization and Indebtedness

	Amount Authorized	Amount Outstanding as of February 28, 2014

Common Shares	Unlimited	47,973,777 shares
Share Capital Reserves Deficit		$11,074,666 $1,963,860 $(6,177,243)
Preferred Shares	Unlimited Issuable in Series	None
Common Share Options	10% of issued and Outstanding Common Shares	2,125,000 options
Common Share Purchase Warrants		11,706,666 warrants
Capital Leases		Nil
Guaranteed Debt		Nil
Secured Debt		Nil

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company.

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company's mineral properties are at the exploration stage and all of the Company's exploration expenditures may be lost.

The Company is at the exploration stage on all of its properties and substantial additional work and expenditures will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

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The mineral industry is highly competitive.

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit.

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements.

Exploration operations are affected by various government regulations relating to resource operations, including the acquisition of land, pollution control and environmental protection, waste disposal and toxic substances, and safety.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal, Provincial/Territorial and State level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company’s title to its properties may be disputed by third parties which could result in the loss of title to its properties.

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

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Risks Relating to the Financing of the Company

The Company’s auditors have Expressed a “Going Concern” Opinion.

The Company’s auditor has included a “going concern” opinion in its auditors’ report to the Company's consolidated financial statements for the fiscal year ended September 30, 2013. The qualification was included as a result of the Company's need to obtain additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders.

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for planned exploration programs as outlined herein.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future.

None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

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Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s shares.

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations.

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Marc G. Blythe and Chief Financial Officer Mark Brown.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest.

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

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The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors.

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its  common  shares, or any  gain  realized  upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital  gain and  ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the company or its directors, controlling persons and officers.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules.

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than $5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

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As a “Foreign Private Issuer”, the company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Tarsis' executive office is located at:

750 West Pender Street, Suite 1103, Vancouver, British Columbia, Canada V6C 2T8

Telephone: (604) 282-7999

Facsimile: (604) 689-7645

E-Mail: info@tarsis.ca

Website: www.tarsis.ca

The Contact person in Vancouver is Marc Blythe, President and CEO.

The Company currently leases its corporate office space in Vancouver from Almaden Minerals Ltd., a related party, under a month to month, verbal agreement.

The Company’s fiscal year ends September 30th. From inception through fiscal 2010, the Company’s fiscal year ended October 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "TCC".

The authorized share capital of the Company consists of an unlimited number common shares and unlimited number of preferred shares, issuable in series. As of December 31, 2013, the end of the most recent fiscal quarter, there were 47,973,777 common shares and no preferred shares issued and outstanding.

Corporate Background

The Company was originally incorporated under the Business Corporations Act (Alberta) under the name "Tarsis Capital Corp." on October 21, 2005. The Company continued into British Columbia under the Business Corporations Act (British Columbia) on April 25, 2008 and changed its name to "Tarsis Resources Ltd." on June 17, 2009.

The Company presently has one wholly owned subsidiary, Minera Tarsis S.A. de C.V., incorporated in Mexico.

Currently, the Company conducts mineral exploration in Canada, Mexico and the United States.

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History and Development of the Business

The Company was originally incorporated as a Capital Pool Company (“CPC”) under the policies of the TSX Venture Exchange, and began trading on the TSX Venture Exchange on March 1, 2006 under the symbol "TCC".

On April 27, 2007, the Company entered into a Letter of Intent with Almaden Minerals Ltd. and its subsidiary Minera Gavilan SA de CV to acquire certain mineral property interests held by Almaden and Gavilan located in the Yukon Territory and Mexico. These interests included 6 mineral properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim/Wolf, and Goz Creek) in the Yukon Territory and 1 property (Erika) located in Mexico. Consideration for the acquisition was the issuance of 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. Tarsis also agreed to issue an additional 500,000 common shares to Almaden if an arms-length third party optioned one of the properties within 24 months of the closing date of the acquisition agreement and agreed to expend a minimum of $500,000 in exploration expenditures. A formal acquisition agreement was dated July 16, 2007, and represented the Company’s Qualifying Transaction under TSX Venture Exchange Policy 2.4. TSX approval was received on July 30, 2007.

In September 2007, the Company announced it had entered into an option agreement with ACME Resources (formerly known as International KRL Resources Corp.) where ACME could earn a 60% interest in the Tim property from Tarsis by issuing Tarsis 1,000,000 common shares of ACME and completing $3,000,000 in exploration expenditures before September 10, 2011. This agreement and ACME's exploration spending triggered the bonus share clause in the acquisition agreement of the Tim property from Almaden. Therefore, an additional 500,000 common shares of Tarsis were issued to Almaden in Fiscal 2008. In November 2010, ACME withdrew from the option agreement and returned the Tim property to Almaden. During the option period ACME increased the size of the property, by staking, to approximately 6,000 hectares and 288 claims.

In June 2008, the Company agreed to acquire a 100% interest in the Prospector Mountain gold-silver-copper property in the Yukon from Almaden Minerals. Consideration for the acquisition was 100,000 common shares of Tarsis, $30,000 cash, and a 2% net smelter royalty to Almaden. Tarsis will also issue an additional 500,000 common shares to Almaden upon receipt of a positive bankable feasibility study for the property. The acquisition of the property was completed in February 2009.

In December 2009, the Company announced that it had signed an option agreement with Silver Quest Resources Ltd. whereupon Silver Quest could earn up to a 70% interest in Tarsis' Prospector Mountain project. Silver Quest could earn an initial 60% interest in the project by spending $4,000,000 in exploration, issuing Tarsis 1,000,000 common shares, and paying Tarsis $300,000 cash, all staged over 4 years. During the fiscal year ended September 30, 2012, the Company and Silver Quest amended the option agreement. Silver Quest assigned all of its rights and interest in the property to Independence Gold Corp in connection with a proposed plan of arrangement between the two companies. Independence returned the property to the Company in April 2012.

In fiscal 2009, Tarsis announced an agreement with Strategic Metals Ltd. to acquire a 100% interest in two mineral properties in the Yukon. The properties are the Highway Property, which is an extension to Tarsis' existing MOR property, and the Cord Property. Consideration for the acquisitions was 10,000 common shares of Tarsis and a 2% NSR to Strategic.

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In fiscal 2010, the company acquired a 100% interest in the White River gold property in the Yukon by staking. The Caribou Creek property was written-off as the Company did not carry out an exploration in 2009 and 2010 and determined it was unlikely to attract an exploration partner.

In April 2011, the Company closed a private placement of 2,710,891 common shares for gross proceeds of $1,626,535. The entire placement was sold to Kinross Gold Corp., which represented an approximately 9.9% ownership interest in the Company. The Company also granted Kinross the right to maintain the percentage ownership interest through its participation in any future financings by the Company.

During the eleven months ended September 2011, the Rosie, Burns and Rogue properties in the Yukon were acquired by staking. The Dawson Gold, Cabin Lake, and Cord properties were written-off after the Company’s early stage exploration determined the properties were unlikely to attract an optionee to perform additional exploration. The Dawson Gold project was later transferred to Rackla Metals Inc. for a one-time cash payment of $10,000.

In April 2012, the Company signed an option agreement with Driven Capital Corp. for the White River Property. Driven could earn a 60% interest in the property by completing $4,250,000 in exploration and making cash payments and issuing shares to the Company. Driven completed the first phase of a diamond drill program before returning the property to the Company in February 2013.

In February 2013, the Company optioned its Erika property in Mexico to Osisko Mining Corporation. Osisko can earn up to a 75% interest in the property by expending $4,000,000 on the property over 4 years, making $1,000,000 in cash payments to Tarsis, and funding and delivering a Feasibility Study. In December 2013, Osisko returned the property to the Company.

In June 2013, the Company finalized the purchase of an additional 7 gold exploration properties from Almaden Minerals Ltd. Under the agreement, the company will own a 100% interest in 5 properties in Mexico and 2 in Nevada in exchange for issuing 4,000,000 common shares to Almaden and granting a 2% NSR on any production from the projects. The Company will also issue an additional 200,000 shares to Almaden for each new property acquired within the area of influence surrounding each of the 7 properties, and issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Business Overview

The Company currently has interests in mineral exploration projects located in the Yukon Territory, Canada, the states of Guerrero and Nayarit, Mexico, and Nevada, USA. The Company and all of its properties are at the exploration stage. There is no assurance that a commercially viable resource deposit is present on any of the Company’s properties, and additional exploration is required before it is determined if any property is economically and legally viable.

Operations are not seasonal as the Company can conduct certain exploration activities on its properties year-round. To date, the Company’s revenue has been limited to property option payments from optionees of certain of its mineral properties, interest on its cash balances, and sale of marketable securities and therefore it is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on those properties. Please see the individual property descriptions below for the details of each of the Company’s current exploration projects.

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Mineral Properties

The Company currently has interests in 12 mineral exploration properties, including 5 properties in the Yukon Territory, Canada; 1 property in Guerrero State, Mexico; 4 properties in Nayarit, Mexico; and 2 properties in Nevada, USA. All of the Company's properties are currently at the exploration stage.

The Erika and Yago Properties have been classified as “Key” properties and are currently subject to the most advanced exploration programs and have the greatest current potential for interest by a mid to large-sized resource company as a venture partner or acquirer. The remaining 10 properties are classified as “Growth Pipeline” properties, as the exploration programs on pipeline properties are at an early stage and/or are being offered to potential optionees.

Key Properties

Erika Property

The Erika Property is located in Guerrero State, Mexico and covers approximately 16,000 hectares. The Company currently has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

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How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including Erika, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. The property consists of two registered claims held by the Company’s Mexican subsidiary, Minera Tarsis S.A. de C.V.

Option Agreement

Under an option/joint venture agreement dated January 17, 2013, the Company granted Osisko Mining Corporation (“Osisko”) the right to earn up to a 75% interest in the property by funding exploration and making cash payments to the Company.

Osisko could earn an initial 51% interest in the Erika property by making a total of US$1,000,000 in cash payments and US$4,000,000 in cumulative exploration work expenditures under the following schedule:

	Cash (US$)		Cumulative Exploration Work Commitments (US$)
Upon Signing	$50,000	Paid	-
By January 28, 2014	100,000		$500,000
By January 28, 2015	150,000		$1,250,000
By January 28, 2016	300,000		$2,250,000
By January 28, 2017	400,000		$4,000,000

Total	$1,000,000

Osisko could elect to accelerate these payments at its option in order to earn-in their interest sooner. After Osisko earned the initial 51%, they could elect to earn an additional 24% interest (total 75% interest) by funding and delivering a Feasibility Study.

Osisko served as the operator of the project during the initial earn-in phase and during the joint-venture as long as it has at least a 50% interest in the project. On December 18, 2013, Osisko terminated the option agreement.

Location and Access

The property is located in Guerrero State in southern Mexico, approximately 200 kilometers south of Mexico City and 150 kilometers north of Acapulco, in the Guerrero Gold Belt.

Access is provided by the paved Federal Highway 95 which runs through the eastern boundary of the property. The claims are centered on the village of Coacoyula, and numerous small roads and trails provide access throughout the property.

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Regional Geology

The property lies within the Guerrero Gold Belt, which extends north of Acapulco and hosts several known gold deposits. The property lies on the Guerrero-Morelos Platform, which consists of over 2,000 m of Mesozoic carbonate rocks unconformably overlaying Early Cretaceous to Late Jurassic island arc sequences of Guerrero Terrane. The Guerrero-Morelos Platform is bounded to the south by the Xolapa metamorphic core complex, and to the north it is covered by Trans-Mexican Volcanic Belt magmatic rocks.

Property Geology

Massive and fossiliferous, to locally silty banded limestone of the Cretaceous Morelos Formation are overlain by interbedded sandstones, siltstones, and mudstones of the Mezcala Formation.

The Mesozoic sedimentary sequence strikes generally to the north, and is overlain by a thin package of Tertiary felsic volcanic rocks. The felsic volcanic unit consists of brecciated volcaniclastics containing fine-grained, angular to sub-rounded lithic fragments, quartz phenocrysts, with rare pumice fragments.

Silicification, argillic alteration, and dolomitization are the main styles of hydrothermal alteration on the Property, which includes several areas of intense clay-sulphate alteration, from which clay has been mined for industrial applications, including ceramics. Small-scale mining for mercury is recorded to have taken place in the 1940’s.

Gold mineralization is hosted in a dirty calcareous siltstone-mudstone, which overlies a thick package of Cretaceous aged limestone. Zones with elevated gold response coincide with visually evident decarbonatization, accompanied by multi-phase calcite veining and the presence of arsenic. Medium to coarse-grained crystalline diagenetic pyrite is also disseminated throughout the siltstone. The mineralization appears to be largely stratabound although there are a number of crosscutting structural features in proximity to the decarbonatized and mineralized intervals.

Exploration History

The property was initially staked by Almaden in the early 1990's after prospecting revealed evidence of epithermal mineralization. Mercury was historically mined on the property, and geochemical surveys revealed elevated levels of mercury, arsenic and antimony. Almaden Minerals Ltd. carried out induced polarization (IP) and Natural Source Audio-Frequency Magneto-Teluric (NSAMT) geophysical surveys over areas where prospecting, alteration mapping and soil geochemical surveys outlined mineralization and alteration.

A limited 7 hole drill program was conducted in 1997 targeting IP geophysical anomalies. Up to 1 g/t gold was returned from this drill program. Additional exploration and evaluation suggested that the subsequent NSAMT survey and more comprehensive soil surveys conducted in 2006 were more successful in identifying the targets of interest than the earlier IP work. These targets were drilled during the first phase of a diamond drill program by Tarsis in 2010 and 2011.

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During 2008, the Company conducted early stage prospecting and reconnaissance work, including geochemical surveys. The Company completed detailed analysis of the data in order to clearly present the geology, geochemistry, and geophysics, which identified a number of drill ready targets. At the end of March 2011, the Company announced that 9 drill holes totaling 2,546.1 meters had been completed, In addition, a stream sediment sampling was conducted over unexplored areas of the property, and two soil sample grids were completed over areas where anomalous stream sediment response had bee detected for gold and other key pathfinder elements. Due to encouraging geology observed in the drill holes completed to date, the Company extended the drill program with additional drilling. In total, 4,020.8 meters were drilled.

Once on site, Company personnel reviewed historic diamond drill core from a prior operator and identified sediment-hosted gold mineralization (Carlin style). Additional diamond drilling was conducted to try to expand on the historic mineralization which was evident in one part of one hole. Five diamond drill holes were completed on this target and four of them intersected anomalous gold in a sediment-hosted environment. Results from this program included:

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)

ER-11-09	306.66	307.58	0.92	0.58

ER-11-10	295.67	296.17	0.50	0.94

ER-11-11	Hole lost - redrilled as ER-11-15

ER-11-12	No Significant Assays

ER-11-13	Hole abandoned

ER-11-14	271.50	271.63	0.13	1.05
	273.11	283.39	10.28	1.14
including	279.05	282.65	3.60	2.25
including	280.70	282.65	1.95	2.79

ER-11-15	296.42	299.60	3.18	1.08
including	296.42	297.82	1.40	1.78
	300.12	300.22	0.10	0.89

* True widths are interpreted to represent 90% of the reported interval.

In addition to elevated gold response in the drill holes analyzed, coincident key pathfinder elements included arsenic, thallium, mercury, antimony, and molybdenum are moderately to strongly elevated with respect to background levels. Base metal values are very low and generally not anomalous for copper, lead or zinc.

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In addition to a ground magnetic survey over prospective parts of the property, soil sampling was conducted over two separate areas known as the Maxela grid and the SW grid. Two distinct gold-in-soil anomalies were outlined within the SW grid south of the current drilling. The larger of the two anomalies measures approximately 1100 by 500 meters and trends northeasterly while the second anomaly covers an area roughly 700 by 300 meters and trends north-northeasterly. The anomalies are 600 meters apart and both contain coincidentally elevated arsenic, thallium, mercury, and antimony. Follow-up prospecting on the SW grid recovered 16 rock samples containing various alteration assemblages. Two of the samples returned anomalous gold values from silicified, hematitic carbonate, strongly fractured, locally brecciated and infilled with white clay alteration.

Prospecting in mid-2012 identified in-situ gold-bearing jasperiod breccias, features that are commonly found in Carlin gold systems. Four samples of hematitic jasperoid breccias were collected from outcrop located within the core of one of four discrete gold-in-soil anomalies measuring approximately 600 meters by 300 meters and returned assays ranging from 0.17 g/t to 0.94 g/t gold. The other three soil anomalies are located 500 meters to 1,500 meters away and have received little to no follow up work since being identified. All four soil anomalies feature coincident anomalous arsenic and thallium and are coarsely defined by 200 meter by 50 meter spaced samples.

Osisko optioned the property in January 2013 and commenced exploration as operator in May 2013. During the summer of 2013, Osisko completed detailed geological mapping and geochemical sampling. The work resulted in the identification of specific drill targets, in addition to drill targets already identified and recommended by the Company. Osisko completed a drill program in the fall of 2013, which consisted of eight holes totaling 2,115 meters.

Osisko spent a total of $339,000 on exploration on the property through September 2013, which was before the commencement of the drill program.

Current and Anticipated Exploration

Osisko’s exploration program included mapping at 1:10,000 scale over the entire property and sampling for geochemical analysis of 251 rock chip samples, 289 soil samples, and 18 stream sediment samples. The program also included eight drill holes. Seven drill holes were reverse circulation (RC) holes totaling 1,713 meters and one hole was a diamond drill hole of 402 meters. Drilling targeted three different styles of mineralization at four separate locations. Three of the holes targeted skarn mineralization, three targeted Carlin-style gold mineralization, and two were focused on separate high-sulphidation epithermal targets.

Three holes were drilled at El Rincon between 150 to 400 meters east of drilling conducted by the Company in 2011. These holes targeted Carlin-style gold mineralization, but only one of the three holes reached the intended target at the contact between the Morelos limestone and the Mezcala sediments where gold is decarbonized Mezcala was previously encountered. Hole EK-RC-02 returned 0.12 g/t gold over 2.0 meters from 264 meters, and included elevated arsenic and mercury values. This intersection is located approximately 200 meters east of 2011 drill hole ER-11-14 in a direction believed to be increasingly distal to the feeder structures sourcing  the gold mineralization identified in 2011. The other two RC holes drilled at El Rincon were terminated prematurely due to drilling difficulties.

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Data analysis, sampling and prospecting by Osisko idendified a previously unknown zone of skarn alteration at the La Onza prospect. Three holes were drilled at La Onza and encountered Mezcala sediments and minor volcanic but none of the three holes intersected the Morelos limestone which is believed to be the most prospective host for skarn style gold mineralization. One hole intersected a diorite intrusion at depth, although the hole passed through the intrusion and ended in Mezcals. Elsewhere in the district skarn gold deposits are known to occur in Morelos limestone near the contact with intrusive rocks.

Two drill holes were directed at high-sulphidation style epithermal targets at the Tierra Colorada and Cieneguita prospects, located 3.5 kilometers apart in the western portion of the property. While no gold values were detected, moderately anomalous mercury values were returned from hole EK-RC-03 at Cieneguita to a depth of 270 meters.

The Company is currently analyzing the report and will determine the most effective means to advance the project.

Yago Property

The Yago Property is a 15,000 hectares gold-silver exploration project located in Nayarit State, Mexico. The Company has a 100% interest in the property, subject to a 2% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

Pacific Ocean
Hermosillo
Sierra Madre Occidental
Chihuahua
Mexico
Torreon
Monterrey
Culiacan
Durango
Mazatlan
Gulf of Mexico
Acaponeta
Tecuala
Puerto Vallarta
Guadalajara
Nayarit State
Yago Project
Mexico City
Santiago Ixcuintla
TEPIC
Compostela
Puerto Vallarta
0
500
kilometres

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How Acquired

Under an agreement dated June 10, 2013 between the Company and Almaden Minerals, the Company acquired a 100% interest in 7 mineral properties, including Yago, in exchange for 4,000,000 common shares at a price of $0.055 per share, and a 2% NSR on any production from the properties.

In addition, an area of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company. in return the Company will issue 200,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Location and Access

Yago is located in Nayarit State, Mexico, approximately 100 kilometers northeast of Puerto Vallarta and 50 kilometers north of the State capital of Tepic.

Access is via Highway 15, the major north-south highway along Mexico’s West Coast, to the area around the property and the town of Yago via approximately 7 kilometers of paved road from Highway 15. Access to most areas of the property is provided by secondary roads and trails.

The property lies in the coastal lowlands of Mexico’s west coast. Agriculture is the primary industry in the area, including cattle ranching throughout the area of the property. The climate is tropical and has both wet and dry seasons. The wet season typically begins in late June, and extends to October. Although the weather remains mostly sunny, intense rainstorms, sometimes daily, can lead to large amounts of precipitation and flash flooding.

Regional Geology

The region lies within the Sierra Madre Occidental, a belt of volcanic rocks overlying and intruding Precambrian to Jurassic basement rocks, which runs along western Mexico for approximately 1,500 kilometers and averages 250 kilometers wide. Several large precious metal provinces are located within the Sierra Madre Occidental.

Property Geology

The property covers a large area of hydrothermal alteration and hosts numerous gold-silver bearing, low sulphidation epithermal vein showings and artisanal mine workings which are concentrated in two area of the properties. These areas are known as La Sarda and La Tejona, and both feature a high-level epithermal environment.

At La Sarda, at least four sub-parallel gold-silver bearing quartz-adularia vein structures have been identified within a 2,000 by 1,500 meter area. These vein structures have been mined historically to some degree. At La Tejona, a number of historical shafts and adits have been excavated, but little is known about the historical production.

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Exploration History

The property was originally mined during the Spanish period, and then resumed by a Japanese company in the late 1800’s to the early 1900’s. The operations were believed to have ceased due to the Mexican revolution around 1910. Limited underground mining was conducted by a Mexican mining company at La Sarda from 1995 to 2000. Workings extended to a depth of approximately 100 meters below surface.

Almaden acquired the majority of the property in 1997 through both acquisition agreements and staking. The La Sarda portion was purchased by Almaden after mining operations ceased in 2000. Only sporadic exploration has been conducted by optionees between 1997 and 2008.

An optionee completed 7 widely spaced reverse-circulation drill holes totaling 975 meters in 1998 to test known vein structures and anomalous gold soil zones. A brief diamond drill program of 3 holes was conducted in 2000, but the program was discontinued after only 525 meters were completed due to drilling difficulties. Additional diamond drilling was completed in 2002/2003 at La Sarda. A total of 1098 meters in six holes tested the down-dip and strike extent of the La Sarda-San Juan vein. The holes were drilled along the strike of the vein for approximately 450 meters and intersected the vein structure up to 135 meters downdip of the lowest workings on the vein. The structure remained open at depth and extended approximately 170 meters northwest of the known workings.

In 2007, a 3000 meter diamond drill program was planned, but only 10 shallow holes totaling 945 meters were completed due to technical difficulties. The program returned intercepts of between 0.90 to 2.40 meters grading 0.24-1.29 g/t gold and 2.1 to 152 g/t silver. The results were interpreted to be the upper level of a gold-silver epithermal system. Trenching also discovered new silver-rich gold veins in the Sagitario area of the property

Current and Anticipated Exploration

The work performed by Almaden and the various optionees at La Sarda and La Tejona has identified surface and subsurface mineralization intermittently over 3 square kilometers and 2.5 square kilometers, respectively. The Company commenced exploration on both historical locations on the project in August 2013.

La Tejona Prospect

The La Tajona Prospect is defined by a fairly well constrained gold-in-soil geochemical anomaly which trends north-easterly for approximately 1,700 meters and is open along strike to the southwest. Anomalous response tapers to the northeast into a valley bottom and beneath cover rocks. Prospecting along the surface trace of the main gold anomaly by prior operators indentified intermittent accumulations of quartz vein float, subcrop and outcrop in excess of 10 meter widths at a number of locations. The largest concentrations of this material are contained within the southern portion of the anomaly but very little to sampling of this material is documented. A possible reason is that most material appears to be chalcedonic/opalescent in character and more indicative of silica disposition above the gold rich zones in these types of systems.

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At the northeast end of the main anomalous trend, a 55 meter outcrop exposure of quartz vein material obliquely bisects the gold-in-soil anomaly along a narrow drainage. The vein zone strikes north-northeast to northeast and dips moderately to steeply toward the southeast between 53 and 72 degrees. Previous chip sampling along a number natural exposures along the creek returned mixed results up to 4.18 g/t over 0.90 meters sampled. Silver grades were also highly variable, ranging from below detection up to 212.8 g/t across 0.90 meters.

The Company collected two series of sawn channel samples across partial outcrop exposures of banded and brecciated epithermal quartz vein material. Significant assay results include:

Trench	Width (m)*	Gold (g/t)	Silver (g/t)
LT-13-01	2.88	3.10	35.6
including	0.85	8.49	29.9
including	0.57	13.65	57.4

LT-13-02	4.83	2.22	50.2
including	2.14	4.34	95.2

* Sawn sample widths are believed to represent approximately 85% of the true vein thickness

The two sample sites were located 12 meters apart and started at or near the hanging wall contact of the vein. LT-13-01 contained 10 samples totaling 5.29 meters while LT-13-02 contained 9 samples for a total of 6.17 meters. Each channel ended in vein material and both series of samples returned elevated gold values in excess of 0.70 g/t from the last sample collected toward the footwall, indicated that additional sampling is required. Mapping during the site visit suggests the vein zone at this particular location could exceed 15 meters true thickness and the samples collected by the Company only tested a limited portion of the mineralization near the hanging wall contact.

Cursory prospecting was conducted roughly 1,200 meters southwest along trend of the main gold-in-soil anomaly within an area previously mapped to contain a significant concentration of quartz vein float. However, no previous sampling of the material is documented. An examination of the area by the Company identified a combination of chalcedonic/opalescent quartz and silicified/hydrothermally altered wallrock containing moderate limonite and hematization across an approximate 15 meter section of the slope. Two 6 meter composite samples were collected across the float train and one of these composites returned 0.42 g/t gold.

La Sarda

At La Sarda, at least four sub-parallel northeast trending vein structures have been identified and intermittently explored by prior operators. The La Experanza Vein was the focus of the Company’s 2013 orientation at La Sarda and was designed to follow up a number of recent chip samples taken along strike from the site of historical gold-silver production. Of the three veins previously mined, the La Esperanza was the least developed with reported production of approximately 3,000 tonnes. The average width of the vein mined was 1.2 meters and the average grade was reported to be 8.13 g/t gold and 68.73 g/t silver based on 308 samples collected underground. The La Esperanza Vein exhibits steep dips ranging from 70 to 80 degrees to the southeast.

Three historical sample sites were located along a 600 meter section of the La Esperanza Vein which has a known extent of 1,200 meters. Sites Esp A and C are located 500 meters along strike from the known past production and site Esp 67 is located 150 meters southwest of the production adits.

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Sawn channel samples were completed along vein zones ranging from between 0.55 and 3.55 meters. Significant assay results include:

Trench	Width (m)*	Gold (g/t)	Silver (g/t)
Esp C	3.55	2.42	16.7
including	1.25	4.82	32.9

Esp A	0.55	6.06	36.0
including	0.27	10.50	61.1

Esp 67	0.90	7.46	94.9
including	0.52	10.40	92.5

* Sawn sample widths are believed to represent true vein thickness

Sawn samples were approximately 4 centimeters in width, resulting in relatively large samples per interval, which the Company believes improves the reliability of the sampling. Samples were delivered to ALS Minerals at Guadalajara for sample preparation and all analyses were completed in North Vancouver, British Columbia. Gold values were determined using 30 gram fire assay and other elements were analyzed using 51 element ICPMS techniques.

The Company will be conducting exploration at Yago during fiscal 2014 in order to upgrade the Yago Gold Targets to attract more potential partners for further exploration work. The Company’s geological team has identified priority targets that can be advanced geologically with additional work. Community relations work has also been started in the area to maintain good relationships with the local stakeholders. The budget for the 2014 program is expected to be approximately $150,000.

Growth Pipeline Properties

Yukon, Canada Growth Pipeline Properties

White River Property

The White River Property is located in the western portion of the Yukon Territory. Currently, the property consists of 308 mineral claims (approximately 6,400 hectares). The Company has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

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White River Property Location Map

How Acquired

During fiscal 2010, the Company acquired the White River property through staking. Additional claims were staked in the first quarter of fiscal 2011.

Location and Access

The property is located in the west-central Yukon 11 kilometers north of the settlement of Koidem and approximately 400 kilometers northwest of Whitehorse, Yukon. A grass airstrip is located 15 kilometers southwest of the property at White River Lodge, which is adjacent to the paved Alaska Highway, which can be seen from the property.

Regional Geology

The property lies at the western end of the Nisling Mountain Range within the Tintina Gold Province. The property lies at the western end of the Nisling Range, within the Tintina Gold Province, a 200-km-wide, 1,200-km-long arc which extends from northern British Columbia through the Yukon west to southwest Alaska.

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Property Geology

The property covers an area of hydrothermal alteration and mineralization indicative of both intrusion related copper-gold and epithermal gold-silver mineralizing environment.  Quartz and carbonate veining are present, primarily in east-west linear zones. Siliceous metasediments are present, along with mafic volcanics. A number of felsic dykes intrude these rocks. Abundant outcrop occurs on the property, particularly within a northwesterly facing moderately sloping cirque.

Exploration History

Prior to the Company's staking of the property, there is no known exploration history. During 2009, the Yukon Geological Survey and Geological Survey of Canada completed an airborne magnetic and radiometric survey over a wide area, which included the White River Property. The Company used this survey, along with a Government regional stream sediment database, to stake the initial 48 claims.

Subsequent to the initial claim staking, the Company commissioned a soil geochemical survey, as well as performing additional prospecting and reconnaissance work. Assays were received for 47 select prospecting samples collected from the main zone of mineralization on the property, which is roughly 350 by 600 meters. These samples returned gold, silver and copper values. As a result of this work, the Company staked an additional 120 claims, which increased the size of the property to 168 claims.

Detailed prospecting identified a east-trending gold zone ("HG zone") defined by strongly anomalous gold-in-soil response over an 800-meter strike length. An additional 140 claims were staked to cover prospective geology north and east of the original claim block. A new target zone, known as the "Cool Zone", was identified through follow-up prospecting of anomalous copper-in-soil geochemical anomalies defined in the 2010 soil sampling. The Cool Zone is located approximately 500 meters north of the HG Zone, and samples returned gold, silver and copper values.

During 2011, the Company conducted prospecting, mapping, two phases of soil sampling and hand trenching, along with a preliminary induced polarization (IP) survey. Highlights from this work included the discovery of 1.0 meters grading 82.2 g/t gold from trench TR-HG11-02, as well as strongly anomalous gold values from nine of eleven trenches excavated. The Company also added 27 claims to the property to cover anomalous soil samples on the eastern side of the property, approximately 8 kilometers from the HG zone.

In April 2012, the Company signed an option agreement with Driven Capital Corp. Under the option agreement, Driven could earn a 60% interest in the White River Property by making cash payments to the Company of $400,000, issuing 2,000,000 Driven common shares to the Company, and completing $4,250,000 in exploration expenditures on the property.

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Driven funded the 2012 exploration program on the property, which included 1,327 meters of diamond drilling in seven holes to partially test structurally associated gold-copper-silver mineralization in localized portions of the HG, MB and Cool zones. All drill holes encountered multiple, well-developed shear zones from 1 to 40 meters in drill thickness and mineralized by combinations of quartz-feldspar veining, pyrite-arsenopyrite-chalcopyrite veining and breccias, carbonate ± sulphide veining and breccia, limonitic fracture networks and gossans, present in complex, multiple cross-cutting relationships. About half of the shear zones intercepted by drilling can be correlated with trench exposures and surface lineaments, while the other half are blind with no surface geologic or geochemical indications. The presence of these blind zones is very encouraging and suggests that the degree of structural preparation and hydrothermal fluid flow is greater than initially thought.

Each drill hole encountered poor core recovery to total loss of core due to the high degree of fracturing, strong surface oxidation/weathering and presence of clay-rich gouge. The poor core recovery occurred in intervals of 1.0 to 3.0 meters in drill thickness within one or more shear zones in each drill hole.  Since these intervals of missing geologic and assay data occur within some of the mineralized shear zones, drilling was not completely successful in testing the near surface mineralized zones. Moderately elevated gold values were identified in six of the seven holes with assays ranging from 0.42 to 3.68 g/t gold over intervals ranging from 0.38 to 1.47 meters. Elevated gold intervals are coincident with strongly anomalous arsenic and bismuth. Elevated silver up to 30 g/t and copper up to 0.42% are also present. All assays were carried out by ALS Canada Ltd. with sample preparation in Whitehorse and analysis in North Vancouver, B.C. Gold and silver were analyzed by 30 g fire assay with gravimetric finish; thirty-five element ICP analysis with four-acid digestion was also conducted.

Elsewhere on the property, two select prospecting samples which were not previously sampled were collected from the spoil pile of a trench which was excavated at the MS2 Showing in 2011, approximately 500 meters south of the HG Zone. The two samples returned 18.90 and 3.25 g/t gold and both samples have strongly anomalous accessory arsenic, bismuth and tellurium. The MS2 Showing is an alpine plateau coincident with a well-defined IP chargeability anomaly and remains untested by diamond drilling.

Current and Anticipated Exploration

In February 2013, Driver returned the project to the Company after expending approximately $833,000 on exploration. The 2012 diamond drill program was localized within a very small portion of the White River West gold-copper-arsenic geochemical anomaly and has not sufficiently explained the extensive soil geochemical surface expression of the White River mineralizing system. Additional areas of arsenic-copper±gold soil geochemical response previously outlined require further exploration. The Company plans to assimilate the data collected by Driven and determine the most effective means to advance the project.

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On October 22, 2012, White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the White River area, filed a petition in the Supreme Court of Yukon. The petition challenges Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by Yukon Government. The Company is named as a Respondent in the petition, however all relief requested by WRFN is from Yukon Government. The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property. On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WFRN which indicates to the Company that there is work to be done between the Yukon government and the WFRN with respect to defining a mutually acceptable consultation process. The Company is hopeful that such effort will begin immediately and that it will lead to a near-term solution that will provide a reasonable level of confidence to the Company.

Prospector Mountain Property

The Prospector Mountain Property is located in west central Yukon Territory. Currently, the property consists of 271 mineral claims (approximately 5,660 hectares). The Company currently has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”) to Almaden Minerals. The project is at the exploration stage and currently does not contain proven mineral reserves.

Prospector Mountain Property Location Map

How Acquired

The Company acquired a 100% interest in the property in June 2008 through its agreement with Almaden Minerals Ltd. Tarsis issued 100,000 common shares and paid Almaden $30,000 cash for its 100% interest in the property. Upon receipt of a positive bankable feasibility study, Tarsis will issue Almaden an additional 500,000 common shares. Almaden also retained a 2% NSR on all mineral production from the property. Tarsis may purchase one-half of the NSR (thus reducing Almaden's NSR to 1%) any time after commencement of production for its fair value as determined by an independent valuator.

Location and Access

The property is located in the west-central portion of the Yukon Territory within the Dawson Range approximately 90 kilometers northwest of Carmacks, Yukon. Access to the property is by either 4x4 vehicles or by helicopter.

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Regional Geology

The property is in the Dawson Range within an unglaciated portion of the Tintina Gold Belt, west of the Big Creek Fault. The property is underlain by Late Cretaceous to early Tertiary Carmacks Suite volcanic rocks that have been intruded by early Tertiary monzonite to quartz monzonite and coeval dykes of the Prospector Mountain Suite. All rocks have been cut by northwest to northeast trending structures that are apparent as recessive topographic lineaments.

Property Geology

The property covers a high-level porphyry copper-gold system, the core lying in the eastern part of the property. Peripheral epithermal gold-silver-lead vein targets occur within the western part of the property. Copper-gold mineralized and K-silicate altered intrustive rocks outcrop on the project, as well as banded quartz veins that have returned silver and gold values.

Exploration History

Intermittent exploration was conducted the property from the late 1960's to the late 1990's. These programs identified both porphyry and epithermal style vein mineralization. Exploration conducted in the early 1980's focused exclusively on the peripheral epithermal vein targets in the western portion of the claims. Bulldozer trenching and limited diamond drilling was performed across recessive lineaments but was restricted primarily to the ridge top and was limited by permafrost and deep weathering of the vein zones. Porphyry exploration performed in the late 1990's in proximity to historical copper-in soil geochemical anomalies included two isolated IP survey grids and two diamond drill holes spaced approximately 800 meters apart.

After acquisition of the property, Tarsis conducted a three phase exploration on the property beginning in July 2009. The first phase included alteration mapping and prospecting in the eastern portion of the property, and examination of vein zones in the western portion of the property. Chip samples were collected across four vein zones and adjacent clay altered selvages in the western portion. The second phase concentrated on the reassessment of historical vein zones in the western portion centered within a 9 square kilometer area of historical bulldozer trenching. A total of 106 chip samples were collected from 21 trenches across vein zones in four areas.  The veins consist of steeply dipping highly sheared quartz and multi-color clay gouge containing varying amounts of arsenic oxides and lead sulphide/sulphate. Assays returned values for gold, silver and lead. The third phase concentrated on the reassessment of the historical porphyry target in the eastern portion of the claim block, and included alteration mapping within a 4 square kilometer area of historical airborne radiometric anomalies and copper-in-soil geochemical anomalies. A total of 27 samples were collected, 22 of which were contained within a 1,000 by 400 meter portion of a northerly trending corridor. These samples returned gold, silver and copper values, and discovered a number of new showings collectively referred to as the Bonanza Zone. Some of the samples were collected specifically for fluid inclusion work and alteration characterization while four of the eighteen samples represent altered intrusive material.

In December 2009, the optioned the property to Silver Quest Resources. To earn an initial 60% interest, Silver Quest were required to expend $4,000,000 on exploration by 2013, issue 1,000,000 common shares to Tarsis, and pay Tarsis $300,000 cash. Silver Quest could increase its interest to 70% by completing an NI 43-101 compliant feasibility study with 36 months of completion of the initial term. In calendar 2010, Silver Quest performed additional sampling of the Bonanza Zone, and completed a soil geochemical survey which defined an anomalous gold and copper zone measuring 1,000 meters by 550 meters in the Bonanza Zone.

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This work was followed by diamond drilling of 8 holes totaling 1,463 meters within the central portion of the Bonanza Zone and tested approximately 580 meters of strike length, with all holes drilled to the east on dips of minus 45 or 50 degrees. Assay results from the drill program are:

Drill Hole	From (m)	To (m)	Interval (m)*	Au (g/t)	Cu (%)	Ag (g/t)

PM10-01	77.40	81.90	4.50	2.4	-	3.1
Including	77.40	80.80	3.40	3.42	-	3.9
Including	78.75	79.32	0.57	14.15	-	15.0
PM10-02	179.40	181.40	2.00	0.21	-	0.7
PM10-03	152.00	154.00	2.00	1.23	-	0.2
PM10-05	14.74	16.43	1.69	0.13	0.12	7.1
	79.80	89.00	9.20	1.13	0.04	9.9
Including	79.80	82.69	2.89	2.95	0.07	25.4
Including	81.69	82.69	1.00	6.49	0.12	69.7
PM10-06	33.12	33.98	0.86	0.31	-	0.8
	75.90	78.70	2.80	0.49	-	2.8
	154.90	155.44	0.54	0.03	0.02	167.0
	172.63	174.00	1.37	1.53	0.36	18.3
PM10-07	63.70	65.65	1.95	0.28	-	1.7
PM10-08	41.23	41.70	0.47	2.07	0.14	2.0
	79.64	80.99	1.35	0.40	0.12	3.1

* True widths are estimated to be 80 to 90% of the mineralized intervals

Based on the drill results, it appears that the mineralized system has greater structural complexity than expected.

In April 2011, Silver Quest began a property-wide helicopter borne magnetic and radiometric survey, extensive mapping and diamond drilling. In late calendar 2011, Silver Quest was acquired by New Gold Inc., and Silver Quest’s Yukon assets were transferred to Independence Gold Corp. The Company agreed to amend the option agreement and have Independence assume the option obligations. Independence returned the property to the Company in April 2012. Silver Quest expended a total of $2.7 million on exploration on the property under the original option agreement.

Current and Anticipated Exploration

After the return of the property by Independence, the Company conducted a short program of confirmation work to confirm the work carried out by Silver Quest. A selection of diamond drill core and rock samples were collected for petrography and further detailed analysis to identify future exploration concepts.

Goz Creek Property

The Goz Creek Property is located in the east-central portion of the Yukon Territory. Currently, the property consists of 90 mineral claims (approximately 1,800 hectares). The Company has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

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How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including Goz Creek, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the Almaden claims, Tarsis increased the size of the property by staking additional claims.

Location and Access

The property is located east-central Yukon, 180 kilometers northeast of Mayo.

Regional and Property Geology

The property covers an area of Lower Cambrian carbonate rocks that host stratabound replacement zinc mineralization of the Mississippi Valley Type. Mineralization is dominated by low iron sphalerite occuring in a stratabound and discordant zones within a locally extensive dolostone unit. The highest grades in the Main Zone is hosted within silica breccia believed to be associated with moderately to steeply dipping north north-easterly trending faults. Trace to moderate amounts of finely disseminated pyrite are observed in some drill core and coarse-grained galena bearing outcrops are visible at various locations on the property peripheral to the Main Zone.

Exploration History

Initial discovery on the property occurred in 1973. Exploration conducted in 1974 and 1975 included geochemical soil sampling, mapping and prospecting, and 55 diamond drill holes. This drilling program outlined a zinc resource in the Main Zone. A significant portion of the drill core from the 1974 and 1975 drilling is stored on the property.

In 2008, Tarsis completed a 7 hole diamond drill program totaling 722 meters to test down-dip and along strike from the historic resource at the main zone. Significant results from this program include:

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Hole	From	To	Interval (m)	Zn (%)	Ag (g/t)

GZ-08-56	No significant mineralization observed - no samples collected

GZ-08-57	15.57	40.16	24.59	5.73	2.25
including	22.67	40.16	17.49	6.67	2.99
including	33.22	33.51	0.29	41.25	45.00

GZ-08-58	35.51	76.19	40.68	13.55	29.88
including	48.28	76.19	27.91	17.19	39.67
including	72.68	76.19	3.51	32.89	43.48

	93.80	108.49	14.69	8.56	6.76
including	93.80	98.90	5.10	21.93	14.19

GZ-08-59	68.1	78.1	10.00	1.89	0.62
including	68.1	70.1	2.00	3.03	1.52

GZ-08-60	24.13	49.44	25.31	7.00	5.10
including	26.13	30.88	4.75	14.00	11.45
including	46.48	49.44	2.96	20.21	17.35
including	48.74	49.44	0.70	62.05	45.10

GZ-08-61	25.54	53.04	27.50	12.83	10.91
including	28.74	38.03	9.29	19.48	14.47
including	37.01	38.03	1.02	43.20	7.06

GZ-08-62	61.11	98.78	37.67	6.98	3.06
including	77.68	98.78	21.10	10.32	4.88
including	96.02	96.55	0.53	32.74	15.80

The Company also conducted gravity surveys over the Main Zone and the Walt Ridge prospect, and identified numerous mineralized showings elsewhere on the property.

Current and Anticipated Exploration

The Company has not conducted any exploration work on the property since fiscal 2008, except for data review, primarily due to a regional land use plan being developed by the Peel Watershed Planning Commission and the Yukon Government. The Commission, which is made up of nominees from the local First Nations and the Yukon Government, recommended to the government that mining and mineral exploration be restricted or prohibited in a large area which includes the Goz Creek Property. In January 2014, the Yukon Government modified the Planning Commission’s proposals and will allow exploration in much of the disputed area. However, although the Company’s Goz Creek claims have been left in good standing, the new land use plan has restricted the Company’s ability to add new claims to the property, and building access roads to the property is likely to be very difficult. Therefore, the Company may be unable to explore the claims and exploit any minerals which may be present. The Company is currently considering legal avenues which may be available to recover its costs on the project.

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MOR Property

The MOR Property is located in the southern Yukon Territory. Currently, the property consists of 290 mineral claims (approximately 6,000 hectares). The Company has a 100% interest in the property, subject to a 2% Net Smelter Return Royalty (“NSR”).

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including MOR, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. After the completion of the acquisition of the 52 Almaden claims, Tarsis increased the size of the property by staking additional claims in fiscal 2007 and 2008.

In September 2009, Tarsis acquired a 100% interest in the Highway property of 6 mineral claims from Strategic Metals Ltd. Consideration for the interest was $5,000 cash and a 2% NSR to Strategic on the Highway claims. The Company has incorporated the Highway claims into the MOR property.

Location and Access

The property is located south-central Yukon in the Watson Lake Mining District, 180 kilometers west of Watson Lake and 35 kilometers east of Teslin, Yukon. Access is via the paved Alaska Highway, which lies 1.5 kilometers south of the property.

The property lies at an elevation of approximately 2700 to 4300 feet in mixed forest and sub-alpine terrain. Summers are moderate, and winters are cold, with moderate precipitation that averages several feet of snowfall each year.

Some of the property is situated on Category B Settlement Lands of the Teslin Tlingit Council ("TTC"), Yukon First Nations, which holds a fee simple surface title pursuant to its 1993 Final Agreement with the governments of Canada and the Yukon. Although Tarsis owns 100% of the mineral rights, permission from the TTC is required for entry to the lands to conduct exploration.

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Regional Geology

The region lies within the Canadian Corillera in the Omineca Belt, a zone of uplifted metamorphic and intrusive rocks. In the property area, the belt has several deformed Paleozoic assemblages, which include a portion of the Tanana Terrane lying between the Teslin Fault to the west and the Cassiar terrane to the east. This Devono-Mississippian stratigraphy is known as the Big Salmon Complex. This Complex is similar to other units which host known volcanogenic massive sulphide ("VMS") deposits elsewhere in the Yukon.

Property Geology

The property is underlain by a thick sequence of green quartz-chlorite and chlorite schists, which are mafic to intermediate volcanic tuffs and minor flows. The mafic rocks are interbedded with quartz chlorite schist and intermediate tuff, which contain various amounts of parallel quartz and feldspar. The rocks are strongly deformed.

Mineralization is Kuroko style volcanic hosted massive sulphide ("VHMS") mineralization. Exploration has identified a number of heavily disseminated, semi-massive and massive sulphide horizons.

Exploration History

The initial claims were staked in 1997 to cover a small zone of base and precious metal values in soil and subcrop. Work conducted by Almaden including hand pitting and trenching, as well as prospecting and reconnaissance on and around the original claims. Geochemical surveys and sampling were performed, and additional claims were added. In 2004, a two-phase exploration program was completed, which included a 4.5 line-km Induced Polarization (IP) survey, and two drill locations were selected to test for mineralization at depth. A total of 185.3 meters was drilled, and both holes encountered several (0.35 to 4.9 meters) intervals of significant gold, silver, copper and zinc mineralization.

After acquisition of the property in July 2007, the Company completed a Versatile Time Domain Electromagnetic (VTEM) airborne geophysical survey which identified a number of conductors on the property. Several of the conductors were coincident with soil geochemical anomalies and the location of previous drilling.

Four diamond drill holes totaling 685 meters was completed within a 300 meter portion of a 2,500 meter long soil geochemical anomaly during 2007 All holes intersected massive to semi-massive sulphide mineralization with significant copper, zinc, silver and gold values, including 5.46 meters of 1.20% copper, 2.85% zinc, 1.356 g/t gold and 55.8 g/t silver from drill hole MOR 07-03 and 7.80 meters of 1.18% copper, 1.52% zinc, 1.256 g/t gold and 52.2 g/t silver from drill hole MOR 07-02.

An additional 172 claims were staked in 2007 to cover a series of anomalies outlined during the VTEM survey. During 2008, additional prospecting to follow up on geophysical anomalies was completed. This work resulted in the discovery of several new mineralized outcrops, including the Mag, SD, and Bean zones.

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An eight hole drill program totaling 1,703 meters was completed in 2008. Three holes tested the original Discovery Horizon at 100 meter step-outs to the east, Each of the holes encountered the target horizon but contained decreasing sulphide and metal content. Two holes tested the down-dip extension of the thickest sulphide accumulations encountered by prior drilling. Neither of the holes encountered significant mineralization. One hole was drilled to test a near surface IP conductor. A narrow sulphide band near the top of the hole associated with the lower lens of the Discovery Horizon was cut, but did not encounter significant mineralization near the IP conductor. The remaining two holes were completed in the SD zone approximately 2 kilometers south of the Discovery Horizon. Both holes encountered narrow massive sulphide intervals.

In 2009, the Company performed a property-wide program of lithogeochemical sampling, as well as additional gravity surveys and prospecting. In September 2009, the Highway claims were acquired from Strategic Metals and added to the MOR property. These claims cover a similar stratigraphy adjacent to the MOR claims block that is also prospective for VHMS mineralization. In 2007, Strategic completed VTEM surveys over the Highway claims that identified a strong linear EM anomaly.

In 2010, Tarsis collected soil geochemical samples over the newly acquired Highway claims which returned weakly anomalous copper and zinc values over a portion of the claims. A two hole diamond drill program totaling 443.83 meters was completed at the east end of the Discovery Zone. This drilling was designed to test the IP and gravity anomaly defined in 2009. Drilling intercepted massive, semi-massive and heavily disseminated sulphides. Highlights from the program are:

Hole	From	To	Interval (m)	Cu (%)	Au (g/t)	Ag (g/t)	Zn (%)

MOR 10-01	85.10	92.90	7.80	0.71	0.41	19.3	0.80
including	92.25	92.90	0.65	1.43	1.13	49.1	1.98

MOR 10-02	No Significant Assays

The drilling successfully intersected an extension to the Discovery Horizon, which has now been tested and is apparently continuous over 600 meters of strike length.

Current and Anticipated Exploration

The Company believes it has satisfactorily explained the geochemical anomaly identified through prior augur soil sampling and that significant potential exists for the discovery of additional VHMS mineralization on the property, particularly in the Discovery Zone. The Company is currently focusing on finding a partner to option the property and conduct further exploration.

Tim Property

The Tim Property is located in the southeastern portion of the Yukon Territory. Currently, the property consists of 289 mineral claims (approximately 6,200 hectares). The Company currently has a 100% interest in the property, subject to a 2% NSR.

The project is at the exploration stage and currently does not contain proven mineral reserves.

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How Acquired

The Company acquired a 100% interest in the property in July 2007 through its agreement with Almaden Minerals Ltd. Tarsis acquired 100% interest in 7 properties, including Tim, in exchange for 3,500,000 common shares of Tarsis at a price of $0.40 per share and a net smelter return royalty of 2% on all mineral products discovered on the properties. Due to exploration spending by ACME Resources as the optionee on the Tim property, the Company issued as a bonus an additional 500,000 common shares to Almaden in Fiscal 2008.

In September 2007, the Company optioned to the property to ACME Resources (formerly International KRL Resources). Under the agreement, ACME could earn a 60% interest in the property by spending $3,000,000 on exploration and issuing Tarsis 1,000,000 common shares by September 10, 2011. ACME staked additional claims and added them to the property but subsequently withdrew from the option agreement, and Tarsis retained its 100% interest in the property, including the additional claims.

Location and Access

The property is located in the southeastern Yukon 72 kilometers west of Watson Lake. The property is road accessible from the Alaska Highway via an approximately 45 kilometer long access road.

Regional and Property Geology

The region overlies the Cassiar terrane of carbonate and clastic sedimentary rocks formed on the ancient continental margin of western North America. The property covers a folded sequence of Lower Cambrian and Cambrian rocks, and includes carbonate hosted silver-lead-zinc mineralization.

Exploration History

The property was first staked in the early 1980's at the same time as several other properties in the area. Work conducted in the late 1980's established anomalous soil geochemical results with elevated silver, lead, zinc and manganese values. Two large geochemical anomalies were defined, measuring 1,500 meters by 300 meters. An IP survey recorded results that coincided with the geochemical anomalies.

ACME optioned the property from Tarsis in September 2007 and in 2008 completed a five-hole, 1,254 diamond drill program targeting the previously identified IP anomalies. The drilling failed to intersect significant mineralization, although hole W-08-01 intersected a 4 meter zone of mineralization assaying 10.6 g/t silver, 0.21% lead and 0.83% zinc. ACME subsequently withdrew from the option agreement after spending approximately $800,000 on exploration.

Current and Anticipated Exploration

In September 2013, the Company conducted a short, focused work program on the property. The program was designed to re-evaluate a historical zone of silver-lead rich Carbonate Replacement Mineralization exposed by mechanized trenching in 1988. Historical chip sampling across the zone reportedly returned 352 g/t silver and 9.12% lead across 4.0 meters. In addition to this exposure, similar mineralization was also reported in adjacent trenches 180 and 250 meters on either side of the central trench. No drill testing of this zone has ever been conducted.

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The Company’s field crew located the central historical trench (T-3) and exposed the main mineralized showing with hand tools. A total of 6.4 meters of footwall alteration and CRM were exposed at the base of the trench. Three series of sawn channel samples were taken across the exposure of approximately 1 meter spacing between channels. The central channel tested a partial exposure of footwall alteration and the CRM while the outer channels only tested the partially exposed CRM. Weighted average assays for each of the channel samples are included in the table below. Sample intervals are true width.

Channel	Interval (m)	Silver (g/t)	Lead (%)
Central	6.40	220	4.74
including	3.70	365	7.54
including	0.70	976	8.32

West	2.70	269	8.23
including	0.70	829	7.94

East	2.50	280	10.28

Elevated accessory elements in the mineralized zone include zinc, arsenic, antimony, bismuth, indium, gold and tin. The CRM is hosted within a steep southeasterly dipping structural zone and is dominantly comprised of manganiferous carbonate and porous dark brown limonite. Hand trenching did not expose the hangingwall contact of the mineralized zone due to slough and extensive downslope cover. Historical soil geochemical response defines three distinct linear northwest trending silver-lead anomalies, each of which is continuously defined for a strike length of roughly 2,000 meters. All historical trenching was conducted along the trace of the central geochemical anomaly but the soil sample coverage was not completed over the mineralized zone encountered in trench T-3 or northwest along strike.

Sawn samples were approximately 4 centimeters in width, resulting in relatively large samples per interval, which the Company believes improves the reliability of the sampling. Samples were delivered to ALS Minerals in Whitehorse, Yukon for sample preparation and all analyses were completed in North Vancouver. Silver and 50 other elements were analyzed using ICPMS techniques.

The Company is currently evaluating its plans for exploration and/or offering the property to prospective optionees.

Mexico Growth Pipeline Properties

The Company has classified three of its Mexican properties as Growth Pipeline Properties. These properties are the Gallo de Oro, San Pedro, and Llano Grande properties. All are located in the State of Nayarit. The Company has a 100% interest in each of the properties, subject to a 2% NSR, through an agreement dated June 10, 2013 between the Company and Almaden Minerals. The Company acquired the properties in exchange for 4,000,000 common shares at a price of $0.055 per share, and a 2% NSR on any production from the properties. During the fiscal year ended September 30, 2013, the Company determined that the Mezquites property was unlikely to attract an exploration optionee or purchaser and was written off.

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In addition to the properties acquired from Almaden, an area of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 200,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Each of the Mexico Growth Pipeline properties features epithermal style mineralization and is prospective for gold and silver.

Nevada Growth Pipeline Properties

The Company has classified both of its Nevada properties as Growth Pipeline Properties. These properties are the BP and BJS properties. The Company has a 100% interest in each of the properties, subject to a 2% NSR, through an agreement dated June 10, 2013 between the Company and Almaden Minerals. The Company acquired the properties in exchange for 4,000,000 common shares at a price of $0.055 per share, and a 2% NSR on any production from the properties.

In addition to the acquisition of the BP and BJS properties, an area of influence will be outlined in Nevada, where Almaden will provide its proprietary data and concepts to the Company. In return the Company will issue 200,000 common shares to Almaden for each new property acquired within the area of influence. The Company will issue a further 800,000 common shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

In May 2013, the Company commenced exploration on the BP property. The BP is the most advanced of the Company’s two Nevada properties. The BP property is road accessible approximately 60 kilometers south of Carlin, Nevada. Based on the stratigraphy, structure and geochemistry of the property, BP may be prospective for Carlin-style gold mineralization. Some of the prospective attributes include outcropping jasperoid breccias in the vicinity of interpreted structural corridors, anomalous gold plus arsenic-thallium-antimony-mercury pathfinder geochemistry and permissive stratigraphy. No evidence of modern gold exploration is visible on the property apart from a widely spaced preliminary soil geochemistry sampling program.

The Company’s 2013 exploration program at BP identified gold-bearing jasperoid breccias samples, with the most significant samples occurring intermittently along an 850 meter linear trend believed to coincide with a series of high-angle faults providing conduits for Carlin-style gold bearing fluids. Jasperoid with anomalous gold values feature elevated Carlin-style pathfinder elements which include arsenic, thallium, mercury and antimony, which are key Carlin-style pathfinder elements. During fiscal 2014, the Company is completing the early-stage assessment of the property and has budgeted $20,000 for the work. The Company is actively pursuing a JV partner for the project, as the Company believes the property is close to drill ready.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective November 1, 2010. Prior to the adoption of IFRS, the Company‘s financial statements were prepared in accordance with Canadian GAAP.

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The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.03 on September 30, 2013 and $1.11 on February 28, 2014.

The Company has since inception primarily financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as all of the Company’s properties are at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Change of Fiscal Year End

The Company changed its fiscal year end to September 30 from October 31 beginning with the fiscal period ended September 30, 2011. The reason for the change is for the Company's year end to be coterminous with its wholly-owned subsidiary in Mexico, Minera Tarsis, S.A. de C.V., which has a December 31 year end.

Due the transition of fiscal year end, the Company’s audited financial statements for the fiscal period ended September 30, 2011 were for an eleven month period.

Results of Operations

Three Months Ended December 31, 2013 vs. Three Months Ended December 31, 2012

During the three months ended December 31, 2013, the Company’s Erika project was returned to the Company by the optionee and exploration results from the Yago property in Mexico, the Tim property in the Yukon, and the BP property in Nevada were released.

The comprehensive loss for the quarter ended December 31, 2013 was ($108,147), or ($0.00) per share, compared to a comprehensive loss of ($226,462), or ($0.01) per share for the quarter ended December 31, 2012. In the current quarter, expenses totaled $124,817, which was a decline of $99,823 compared to expenses of $224,640 for the quarter ended December 31, 2012. Management has been actively working to reduce the Company’s operating expenses.

Large changes in expenses occurred in Accounting and legal fees, which declined to $31,566 from $68,563; Investor relations and shareholder information, which fell to $14,953 from $43,315; Office expenses, which declined to $2,473 from $5,885; Property investigation expenses, which totaled $nil compared to $27,863, with the decline due to the Company investigation the acquisition of new property interests during fiscal 2012; and travel, which declined to $13,773 from $23,645. Wages, benefits and consulting fees rose slightly to $45,469 from $39,900, and transfer agent, listing and filing fees increased to $3,365 from $2,056 as the Company completed a private placement during the current period.

Interest income declined to $129 from $1,647 due to lower cash balances during the period. Unrealized gain (loss) on available-for-sale securities was $Nil compared to a ($7,500), as no securities were sold during the current period. Exchange difference arising on the translation of foreign subsidiary was $16,541 compared to $4,031.

Year Ended September 30, 2013 vs. Year Ended September 30, 2012

During the year ended September 30, 2013, the Company optioned its Erika project in Mexico to Osisko Mining Corporation and acquired a 100% interest, subject to a 2% NSR, in 7 exploration properties from Almaden Minerals Ltd.

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The comprehensive loss for year ended September 30, 2013 was ($1,320,596), or ($0.03) per share, compared to a comprehensive loss of ($1,347,248), or ($0.04) per share, for the year ended September 30, 2012. In the current year, expenses totaled $578,669, which was a decline of $321,477 compared to expenses of $900,146 recorded in the year ended September 30, 2012. Management has been actively working to reduce its operating expenses.

Large changes in expenses occurred in Accounting and legal fees, which fell to $150,752 from $186,670; Investor relations and shareholder information, which fell to $87,936 from $130,112; Office facilities and administrative services, which declined to $49,908 from $60,215; Property investigation expenses, which fell to $32,507 from $129,375, and Travel, which declined to $38,415 from $71,829, as the Company reduced its grassroots exploration activities and completed the acquisition of the 7 properties from Almaden in the current year; and Share-based payments, which totaled $Nil compared to $134,433 as no incentive stock options were granted in the current year period. Wages, benefits, and consulting fees rose slightly to $174,754 from $147,131 due to the shift of the President from a consulting basis to an employee of the Company effective January 1, 2013.

Interest income was largely unchanged at $3,592 compared to $2,320 for the year ended September 30, 2012, as average cash balances were similar during both periods. Gain on sale of marketable securities was $Nil compared to $27,450 as no securities were sold in the current year. Proceeds received in excess of exploration and evaluation asset costs were $Nil compared to $10,000, as no excess proceeds from optionees were received in the current year. Write-off of exploration and evaluation assets was $704,581 compared to $Nil as the Company wrote-off the acquisition costs and capitalized expenditures of the Burns, Meister River, Rogue, Rosie, and Mezquites properties.

Year Ended September 30, 2012 vs. Eleven Months Ended September 30, 2011

During the year ended September 30, 2012, the Company signed an option agreement with Driven Capital Corp. on the White River property. The Company also evaluated the results of the recent drill program on the Erika Property and continued to search for potential exploration optinees for Erika, and also searched for new property acquisitions.

The comprehensive loss for the year was ($1,347,248), or ($0.04) per share, compared to a comprehensive loss of ($1,179,241), or ($0.05) per share, for the eleven month period ended September 30, 2011. The higher net loss was largely due to deferred income tax expense incurred fiscal 2012.

Expenses for the year ended September 30, 2012 were $900,146 compared to $846,345 for the eleven months ended September 30, 2011. The higher level of expenses was largely due to the additional month in fiscal 2012. Large changes in expenses occurred in Management and consulting fees, which rose to $147,131 from $101,225 due to higher management fees; Property investigation expenses, which increased to $129,375 from $38,060, and travel, which rose to $71,829 from $54,965, as the Company investigated additional properties for possible acquisition; and Share-based payments, which declined to $134,433 from $237,438 due to fewer incentive stock options granted in the fiscal year ended September 30, 2012.

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Interest income declined to $2,320 from $6,872 due to lower average cash balances during the year. Other income declined to $Nil from $20,000 due to the renunciation of flow-through shares during the eleven months ended September 30, 2011. No exploration and evaluation assets were written-off during the year. In the eleven month period, the Cabin Lake, Dawson Gold and Cord properties were written-off totaling $505,595. Proceeds received in excess of exploration and evaluation asset costs declined to $10,000 from $88,746. After deferred income tax expense of $460,000, the net loss for the year ended September 30, 2012 was ($1,320,376) compared to net loss of ($1,202,551) for the prior eleven month period ended September 30, 2011.

During the year ended September 30, 2012, the Company recorded an unrealized loss on available-for-sale securities of ($25,550) compared to a gain of $40,888 in the prior eleven month period, which was due to changes in market prices of securities held by the Company, and exchange difference arising on the translation of foreign subsidiary was ($1,322) compared to ($17,578), with the decline due to more favorable exchange rates.

Liquidity and Capital Resources

The Company’s working capital position at September 30, 2013 was a deficit of ($88,377), including cash of $21,044. Subsequent to the end of the fiscal year, the Company closed a private placement of 4,836,666 common stock units for gross proceeds of $362,750. Management estimates that the property exploration and property holding budget will be approximately $275,000 and SG&A expenses will be approximately $450,000 in fiscal 2014. The Company’s current working capital is not sufficient to meet its anticipated expenditures for the remainder of Fiscal 2014, and will require additional funds. If the Company is unable to raise additional funds or option certain of its properties, it will likely result in a severe reduction in the Company’s exploration and operational budgets. In March 2014, the Company completed an additional private placement of 2,666,667 common share units at a price of $0.075 per unit. Each unit consists of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.15 until March 17, 2017. Gross proceeds from the placement were $200,000 which will be used for exploration on the Yago property.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed in the last 5 fiscal years.

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Table No. 5

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds

Fiscal Year 2009	Private Placement	2,500,000	$ 0.10	$ 250,000
Ended October 31,	Acquisition of Mineral Property	10,000	0.235	-

Fiscal Year 2010	Private Placement	2,000,000	$ 0.20	$ 400,000
Ended October 31,	Private Placement	1,000,000	$ 0.20	200,000
	Private Placement	4,100,000	0.25	1,025,000
	Exercise of Warrants	1,350,000	0.25	337,500
	Exercise of Finders' Warrants	9,000	0.25	2,250
	Exercise of Options	40,000	0.10	4,000

Eleven Months	Private Placement	2,710,897	$ 0.60	$ 1,626,535
Ended September 30,	Exercise of Warrants	1,150,000	0.25	287,500
2011	Exercise of Finders' Warrants	89,875	0.25	22,469
	Exercise of Options	100,000	0.25	25,000

Fiscal Year 2012	Private Placement	4,800,000	$ 0.25	$ 1,200,000
Ended September 30	Exercise of Finders’ Warrants	39,375	0.25	9,844

Fiscal Year 2013	Private Placement	6,870,000	$ 0.15	$ 1,030,500
Ended September 30	Acquisition of Mineral Properties	4,000,000	0.055	-

Fiscal Year 2014	Private Placement	4,836,666	$0.075	$ 362,700
through Jan. 31, 2014	Private Placement	2,666,667	$0.075	$ 200,000

Three Months Ended December 31, 2013

At the end of the three month period ended December 31, 2013, the Company had working capital of $111,056 compared to a working capital deficit of ($88,377) as of September 30, 2013. During first quarter of fiscal 2014 ended December 31, 2013, Operating Activities used cash of ($106,137), which included the net loss for the period of ($124,688). Item not affecting cash was depreciation of $443. Changes in non-cash working capital items were a decrease in receivables of $872; a decrease in prepaid expenses of $4,722; an increase in accounts payable and accrued liabilities of $19,907; and a decrease in due to related parties of ($7,393).

Cash flows from Investing Activities used cash of ($84,647), with the entire amount expended on exploration and evaluation assets. Cash flows from Financing Activities provided cash of $347,061, including $362,750 from the issuance of common shares and share issue costs related to the private placement of shares used cash of ($15,689). Exchange difference arising on the translation of foreign subsidiary was $16,541.

Cash totaled $193,862 as of December 31, 2013 compared to cash of $21,044 as of September 30, 2013, and increase of $172,818.

During the quarter the Company issued a total of 4,836,666 common share units at a price of $0.075 per unit for gross proceeds of $362,750. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 until December 16, 2016.

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Year Ended September 30, 2013

At the end of the fiscal year ended September 30, 2013, the Company has a working capital deficit of ($88,377) compared to working capital of $929,826 as of September 30, 2012. During the fiscal year ended September 30, 2013, Operating Activities used cash of ($599,754), which included the net loss of ($1,316,658). Items not affecting cash included depreciation of $1,731, write-off of exploration and evaluation assets of $704,581, and deferred income tax expense of $37,000. Changes in non-cash working capital items include a decrease in receivables of $12,787; a decrease in prepaid expenses of $10,290; a decrease in accounts payable and accrued liabilities of ($15,699); and a decrease in due to related parties of ($33,786).

Cash flows from Investing Activities used cash of ($417,561). Purchase of equipment used cash of ($2,722), exploration and evaluation assets used cash of ($464,339), and cash received from option agreements provided cash of $49,500. Cash flows from Financing Activities used cash of ($18,365). Proceeds from issuance of common shares provided cash of $27,000, and share issue costs used cash of ($45,365). Exchange difference arising from translation of foreign subsidiary was $6,062.

Cash totaled $21,044 as of September 30, 2013, compared to cash of $1,050,662 as of September 30, 2012, a decrease of ($1,029,618).

During the year the Company issued a total of 10,870,000 common shares. 6,870,000 common shares were issued pursuant to a private placement of units at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable common stock purchase warrant, with each warrant exercisable into one additional common share at a price of $0.25 until October 3, 2015. The Company also issued 471,500 finder’s warrants in relation to the placement, with each finder’s warrant exercisable into a common share at a price of $0.15 until October 3, 2015. 4,000,000 common shares were issued to Almaden pursuant to the acquisition of 7 mineral exploration properties by the Company from Almaden. The shares were issued at a price of $0.055 per share for a total cost of $220,000.

Fiscal Year Ended September 30, 2012

At the end of the fiscal year, the Company's working capital was $929,826 compared to working capital of $230,043 as of September 30, 2011. During the year, Operating Activities used cash of ($615,208), including the loss for the year of ($1,320,376). Items not affecting cash included depreciation of $1,402 and share-based payments related to the grant of stock options of $134,433. Gain on sale of marketable securities was ($27,450), and deferred income tax expense was $460,000. Changes in non-cash working capital items included a decrease in receivables of $25,516; a decrease in prepaid expenses of $62,949; a decrease in accounts payable and accrued liabilities of ($10,395); and an increase in amounts due to related parties of $58,713.

Cash flows from Investing Activities used cash of ($720,685). Expenditures on exploration and evaluation assets used cash of ($842,992); cash advances for mineral exploration used cash of ($9,543); cash received from option agreements totaled $50,000; and cash received from sale of marketable securities was $81,850. Cash flows from Financing Activities provided cash of $2,161,693. Share subscriptions received for the private placement not yet completed provided cash of $1,003,500, and proceeds from issuance of common shares provided cash of $1,200,000. Proceeds from exercise of finder’s warrants provided cash of $9,844, and share issue costs used cash of ($51,651). Exchange difference arising on the translation of foreign subsidiary was ($1,322).

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Cash totaled $1,050,662 at September 30, 2012 compared to cash of $226,184 as of September 30, 2011, an increase of $824,478.

During the year, the Company issued 4,839,375 common shares. 4,800,000 common shares were issued pursuant to a private placement of units at a price of $0.25 per unit. Each unit consisted of one common share and one-half of a non-transferrable common stock purchase warrant, with each full warrant exercisable into one additional common share at a price of $0.40 until August 10, 2013. In connection with the private placement, the company also issued finder’s warrants, which allowed the holders to purchase up to 105,000 units at a price of $0.25 per unit until August 10, 2013. 39,375 common shares were issued pursuant to the exercise of finder’s warrants at a price of $0.25 per warrant.

Eleven Month Period Ended September 30, 2011

At the end of the fiscal period, the Company had working capital of $230,043 compared to working capital of $1,054,070 as of November 1, 2010. During the eleven month period, Operating Activities used cash of ($582,226), including the loss for the period of ($1,202,551). Items not affecting cash include depreciation of $825; Share-based payments of $237,438; Write-off of exploration and evaluation assets of $505,595; Proceeds received in excess of exploration and evaluation costs of ($88,746); Gain on sale of marketable securities of ($33,771); and other income of ($20,000). Changes in non-cash working capital items include a decrease in receivables of $45,793; an increase of prepaid expenses of ($60,730); an increase in accounts payable and accrued liabilities of $37,250; and a decrease in amounts due to related parties of ($3,329).

Cash flows from Investing Activities used cash of ($2,175,036). Purchase of equipment used cash of ($5,500); Expenditures on exploration and evaluation assets used cash of ($2,351,560); cash advances for mineral exploration used cash of ($16,017); cash received from option agreements was $50,000; and cash received from sale of marketable securities provided cash of $148,041. Cash flows from Financing Activities provided cash of $1,952,621. Proceeds from the issuance of common shares provided cash of $1,626,535; proceeds from exercise of warrants was $287,500; proceeds from exercise of finder’s warrants was $22,469; proceeds from exercise of stock options was $25,000; and share issue costs were ($8,883).

Cash totaled $226,184 at September 30, 2011 compared to cash of $1,048,403 as of November 1, 2010, a decrease of ($822,219).

During the eleven month period, the Company issued 4,050,766 common shares. 2,710,891 common shares were issued pursuant to a private placement at $0.60 per share. 1,150,000 common shares were issued pursuant to the exercise of common stock purchase warrants, 89,875 common shares were issued pursuant to the exercise of finder’s warrants, and 100,000 common shares were issued pursuant to the exercise of options.

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Significant Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company adopted IFRS effective November 1, 2010.

The Company’s financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss).  In addition, the financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary as follows:

	% of ownership	Jurisdiction	Nature of operations

Minera Tarsis, S.A. de C.V.	100%	Mexico	Exploration

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rate of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Exchange differences arising from the translation of the subsidiary’s functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

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Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at a rate of 30% per year.

The cost of an item of equipment consists of the purchase price, plus any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

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Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2013, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss. The Company’s cash has been classified as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company’s receivables have been classified as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of comprehensive loss. No financial assets have been classified as held-to-maturity.

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Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive loss.  The Company’s marketable securities have been classified as available-for-sale.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.  No financial liabilities have been classified as fair value through profit or loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payable and accrued liabilities, all of which are recognized at amortized cost.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

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Judgments

•

The analysis of the functional currency for each entity of the Company is considered a critical judgement. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Managements’ consideration of these functional currencies mainly resulted from the influence of the cost of providing goods and services in the subsidiary.

Estimates

•

the recoverability of receivables and prepayments which are included in the consolidated statements of financial position;

•

the carrying value of any marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the estimated useful lives of equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share-based payments in the consolidated statements of comprehensive loss; and

•

the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those properties where applicable.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

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Share-based payment transactions

The Company’s stock option plan allows the Company’s employees and consultants to acquire shares of the Company through the exercise of granted stock options.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in shareholders’ equity.  An individual is classified as an employee when such individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities.  Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to equity reserves and as a share issue cost.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.  The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date.  The balance, if any, is allocated to the attached warrants.  Any fair value attributed to the warrants is recorded to the appropriate reserves account.

When warrants are exercised, the cash proceeds along with the amount previously recorded in equity reserves are recorded as share capital.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of stock options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of stock options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per common share is calculated using the weighted average number of common shares outstanding during the period.

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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Income tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in income in the period in which the change occurs.

Deferred tax assets or liabilities arising from temporary differences between the tax and accounting values of assets and liabilities, are recorded based on tax rates expected to be enacted when these differences are reversed.  Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recovered. This involves an assessment of when those deferred tax assets are likely to be realized, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as in the amounts recognized in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 7 Financial Instruments: Disclosures (effective January 1, 2013)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair value Measurement

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

•

IAS 32 (Issued 2012) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

Variation in Operating Results

The Company derives interest income on its bank deposits, which depend on the Company's ability to raise funds.

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Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.03 on September 30, 2013.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations. The company currently leases an office on a month-to-month basis from Almaden Minerals Ltd., a related party, under a verbal agreement. The cost is $4,100 per month, which includes rent of $2,300; Office Expense of $320; Insurance of $440; and Office Assistance of $1,040.

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of March 31, 2014 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are residents of Canada and are citizens of Canada except Adrian Fleming, who is a citizen of Australia. Each director was re-elected at the Annual General Meeting held on February 28, 2014, except Jason Weber, who was appointed to the Board subsequent to the Meeting.

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Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Marc G. Blythe (1)	43	July 23, 2007
Craig Lindsay (1)	48	November 3, 2008
Adrian Fleming (1)	65	June 28, 2010
Mark T. Brown	45	February 28, 2014
Jason Weber	43	March 10, 2014

(1) Member of Audit Committee.

Members of the audit committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated February 7, 2013.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of March 31, 2014, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Mark G. Blythe	President and CEO	43	July 23, 2007
Mark T. Brown	Chief Financial Officer and Corporate Secretary	45	July 23, 2007

Mark G. Blythe, P.Eng, MBA, received a Bachelor of Mining Engineering degree from the Western Australian School of Mines and an MBA from La Trobe University in Melbourne. Since 2009, he has been Vice-President, Strategic Development, of Rockhaven Resources Ltd. From 2006 to 2011, he was Vice President, Mining of Almaden Minerals. From 2004 to 2006, he was a Corporate Senior Mining Engineer for Placer Dome, where he completed internal and external mine evaluations, including advising on potential acquisitions and implementation of mining technology. Prior to joining Placer Dome, he held senior mining and planning positions for several companies in Australia, including Auriongold, which was acquired by Placer Dome, and WMC Resources, and holds a Western Australian First Class Mine Manager's Certificate of Competency.  He is currently a Director of Arcus Development Group Inc., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange. Mr. Blythe was appointed CEO, President and a Director of the Company in July 2007, and devotes approximately 90% of his time to the Company.

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Mark T. Brown has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. Mr. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. He has been a Chartered Accountant since 1993 and is President of Pacific Opportunity Capital Ltd., a private company which provides small and medium sized companies with financial, equity and management solutions. From 1990 to 1994, he worked with PricewaterhouseCoopers before becoming controller of Miramar Mining Corporation. In 1996, he became controller of Eldorado Gold Corporation where his duties included debt and equity financings, international acquisitions, corporate reporting and system implementation. He is one of the founders of Rare Element Resources Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges. He also is a former and current officer and director of other public companies. His current officer and directorships include: a Director of Almaden Minerals Ltd., a resource exploration company traded on the NYSE MKT and TSX Exchanges; President, CEO and Director of Animas Resources Ltd., a resource exploration company traded on the TSX Venture Exchange; a Director of Avrupa Minerals Ltd., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Big Sky Petroleum, an oil and gas exploration company traded on the TSX Venture Exchange; a Director of Estrella Gold Corporation, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Galileo Petroleum, an oil and gas company traded on the TSX Venture Exchange; a Director of Strategem Capital Corporation, a merchant banking company traded on the TSX Venture Exchange; and a Director of Sutter Gold Mining Inc., a mineral exploration company traded on the TSX Venture Exchange. Mr. Brown devotes approximately 25% of his time to Company affairs.

Craig Lindsay, CFA, has over 20 of experience in corporate finance, investment banking and business development in North America and Asia. He obtained a Bachelor of Commerce degree from University of British Columbia and a Masters of Business Administration from Dalhousie University. He is the past President of the Hong Kong Canada Business Association - Vancouver Section and the past Chairman of the Family Services of Greater Vancouver. He currently serves as Managing Director of Arbutus Grove Capital Corp., a private company offering corporate finance and merchant banking services, President, CEO and a Director of Otis Gold, a mineral exploration company traded on the TSX Venture Exchange,  CEO and a Director of Philippine Metals Inc., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Archer Petroleum Corp., a mineral exploration company traded on the TSX Venture Exchange. He formerly served as founder and president of Magnum Uranium Corp. until its merger with Energy Fuels Inc. in 2009, and was a Vice President in the Corporate Finance and Investment Banking Group at PricewaterhouseCoopers LLP. Mr. Lindsay spends approximately 5% of his time on the affairs of the Company.

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Adrian Fleming, P.Geo is an Australian geologist with 40 years diversified experience in the mining industry, including exploration, project development and operations. He formerly held a number of senior positions with major mining companies, including Exploration Manager for Placer Dome in Sydney, President of Giant Yellowknife Mines in Toronto, and Vice President of Exploration for Golden Star in Denver. Since 1998, he has been the President of Rockworks Limited, an independent geologic advisory company, and currently serves as an officer and director of other public companies. He is a Director of Entourage Metals, a mineral exploration company traded on the TSX Venture Exchange; a Director of Full Metal Zinc, a mineral exploration company traded on the TSX Venture Exchange; a Director of Goldminex Resources, a mineral exploration company traded on the Australian Stock Exchange; a Director of Gonzaga Resources, a mineral exploration company traded on the TSX Venture Exchange; a Director of Highland Copper Company Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Precipitate Gold Corp., a mineral exploration company traded on the TSX Venture Exchange; President and Director of Prosperity Goldfields Corp., a mineral exploration company traded on the TSX Venture Exchange, and a Director of Glass Earth Gold Limited, a mineral exploration company trade on the TSX Venture Exchange. Mr Fleming spends approximately 5% of his time on the affairs of the Company.

Jason S. Weber, P.Geo., has over 20 years of experience in the minerals exploration industry. He holds a Bachelor of Science (B.Sc.) degree in Geological Sciences from the University of British Columbia and is a registered Professional Geoscientist with the Association for Professional Engineers and Geoscientists of BC (APEGBC). He served as President and CEO of Kiska Metals Corporation, a mineral exploration company traded on the TSX Venture Exchange, from 2009 until 2013. He was President and CEO of Rimfire Minerals Corporation, a junior project generator company, from 2007 to 2009 when Rimfire merged with Geoinformatics to create Kiska. He initially joined Rimfire in 1999 as Manager of Corporate Communications. Prior to Rimfire, Mr. Weber was engaged by Equity Engineering as a project geologist working on projects in Canada and Central America, and has also worked on gold and copper projects in British Columbia and Australia. He currently serves as a Director of Clear Creek Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange. Mr. Weber is also the Chair of Mining For Miracles, the BC Mining industry’s charity for BC Children’s Hospital. He is past Chair of Mineral Exploration Roundup, one of the world’s largest annual exploration conferences and was a Director of the Association for Mineral Exploration British Columbia (AMEBC). Mr. Weber spends approximately 5% of his time on the affairs of the Company.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. No members of the Board of Directors are related.

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COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was first approved by shareholders at the Annual General and Special Meeting of shareholders held on December 21, 2005, and subsequently re-approved by shareholders at every Annual Meeting of shareholders thereafter. The current Stock Option Plan was approved by shareholders at the most recent meeting held on February 28, 2014.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation
Marc G. Blythe President, CEO and Director (1)	2013 2012 2011	$ 131,250 N/A N/A	Nil 200,000 Nil	$ 39,900 147,131 100,581

Mark T. Brown, CFO and Corporate Secretary (2)	2013 2012 2011	N/A N/A N/A	Nil 125,000 Nil	$ 113,720 159,556 96,950

Adrian Fleming, Director	2013 2012 2011	N/A N/A N/A	Nil 50,000 Nil	Nil Nil Nil

Craig Lindsay, Director	2013 2012 2011	N/A N/A N/A	Nil 50,000 Nil	Nil Nil Nil

(1)

“Other Compensation” for Marc G. Blythe is for consulting fees. Mr. Blythe became an employee of the Company effective January 1, 2013.

(2)

"Other Compensation" for Mark T. Brown is for management and accounting fees and share issue costs paid to Pacific Opportunity Capital, a private consulting firm for which Mr. Brown is President and a director.

No funds were set aside or accrued by the Company during Fiscal 2013 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

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Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Currently, the only non-independent director is Marc Blythe, as he serves as CEO and President of the Company.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General Meeting of Shareholders held on February 28, 2014, shareholders approved the resolution to set the current Board at four members. The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated January 24, 2014.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit Committee shall be financially literate. Financial literacy is the ability to read and understand a balance sheet, income statement and cash flow statement that present a breadth and level of complexity comparable to the Corporation’s financial statements.

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Members shall serve one-year terms and may serve consecutive terms, which are encouraged to ensure continuity of experience. The Chairperson shall be appointed by the Board of Directors for a one-year term, and may serve any number of consecutive terms.

Responsibilities

The Audit Committee will review and report to the board of directors of the Company the financial statements and MD&A (management discussion and analysis); the auditor’s report, if any; and review the Company’s annual and interim earnings press releases before the Company publicly discloses the information.  The Committee will also ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information and periodically assess the adequacy of the procedures.

The Committee will recommend to the Board of Directors the external auditor and the compensation of the external auditor and pre-approve all non-audit services to be provided to the Company by the auditor. It will oversee the work of the external auditor, including the resolution of any disagreements between management and the auditor regarding financial reporting. The Committee will monitor, evaluate and report to the Board of Directors on the integrity of the financial reporting process and the system of internal controls that management and the Board have established.

Procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters will be established by the Committee, including the confidential and anonymous submission by employees.

The Committee has the authority to engage independent counsel and other advisors as it deems necessary to carry out its duties and the committee will set the compensation for such advisors. The committee has the authority to communicate directly with and to meet with the external auditors and the internal auditor, without management involvement. This extends to requiring the external auditor to report directly to the committee.

Reporting Obligations

The Committee will report to the Board of Directors on the proceedings of each Committee meeting and on the Committee’s recommendations at the next regularly scheduled Directors’ meeting.

The current Audit Committee members are Marc G. Blythe, Craig Lindsay, and Adrian Fleming. Craig Lindsay and Adrian Fleming are considered to be “independent”, and Marc G. Blythe is not considered to be independent due to his position as President and CEO of the Company.

Staffing

The Company currently has no employees and 2 executive officers. Administrative functions are performed under an agreement with Almaden Minerals and by contractors, including Pacific Opportunity Capital. Mineral Exploration, including geological services and field work, are performed by management and contactors on an as needed basis.

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Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of March 31, 2014, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Marc G. Blythe (1)	3,694,166	7.04%
Common	Mark T. Brown (2)	8,485,000	15.97%
Common	Adrian Fleming (3)	400,000	0.78%
Common	Craig Lindsay (4)	945,000	1.18%
Common	Jason Weber (5)	200,000	0.39%

	Total Directors/Officers	13,724,166	24.40%

(1)

Of these shares, 750,000 represent share purchase options and 1,083,333 represent stock purchase warrants.

(2)

Of these shares, 4,895,000 are common shares and 1,830,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 650,000 represent share purchase options.

(3)

Of these shares, 400,000 represent share purchase options.

(4)

Of these shares, 145,000 are common shares held in the name of Arbutus Grove Capital, a private company owned by Craig Lindsay;  250,000 are stock purchase warrants and 300,000 are share purchase options.

(5)

Of these shares, 200,000 represent share purchase options.

Based upon 50,640,444 shares outstanding as of March 31, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor
Vancouver, British Columbia V6C 3B9.

On January 31, 2014 the shareholders' list for the Company's common shares showed 47,973,777 common shares issued and outstanding. 43,886,158 common shares are held in Canada, 4,017,619 common shares are held in the United States, and 70,000 are held in other countries.

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The Company is aware of four persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of March 31, 2014, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Almaden Minerals Ltd.	8,100,000	16.00%
Common	Mark T. Brown (1)	8,485,000	15.97%
Common	Ernesto Echavarria (2)	4,911,500	9.43%
Common	Kinross Gold Corporation (3)	4,844,223	9.37%

(1)

Of these shares, 4,895,000 are common shares and 1,830,000 are stock purchase warrants owned by Pacific Opportunity Capital, a private company controlled by Mark T. Brown; and 650,000 represent share purchase options.

(2)

Of these shares, 1,400,000 are stock purchase warrants.

(3)

Of these shares, 1,066,666 are stock purchase warrants. The Company has granted Kinross the right to maintain its percentage ownership through its participation in any future financings.

Based upon 50,640,444 shares outstanding as of March 31, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During Fiscal 2013 ended September 30, 2013, the Company paid $52,469 (fiscal year ended September 30, 2012 - $50,027; eleven months ended September 30, 2011 - $45,100) to Almaden Mineral Ltd. for rent, insurance, office facilities and office expenses.

During Fiscal 2013, the Company paid Pacific Opportunity Capital, a private company with Mark T. Brown as an officer in common, $113,720 (fiscal 2012 - $159,556; eleven months ended September 30, 2011 - $96,950) for management, accounting, and marketing costs.

During Fiscal 2013, the Company paid $39,900 (fiscal 2012 - $147,131; eleven months ended September 30, 2011 - $100,581) to Marc G. Blythe, President and CEO, for management services. Mr. Blythe became an employee of the Company effective January 1, 2013.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The auditors’ report of Davidson & Company LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

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Change to International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Institute of Chartered Accountants ("CICA") announced that Canadian GAAP for publicly accountable enterprises will be replaced by International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. Companies were required to provide IFRS comparative information for the previous fiscal year. For the Company the transition date to IFRS was November 1, 2011 and this required the restatement for comparative purposes of amount reported by the Company for the year ended October 31, 2011.

Current Legal Proceedings

On October 22, 2012, White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the area which includes the Company’s White River property, filed a petition in the Supreme Court of Yukon. The petition challenges Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by Yukon Government. The Company is named as a Respondent in the petition, however all relief requested by WRFN is from Yukon Government. The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property. On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WFRN which indicates to the Company that there is work to be done between the Yukon government and the WFRN with respect to defining a mutually acceptable consultation process. There were no adverse findings or fault against the Company. The Company is hopeful that such effort will begin immediately and that it will lead to a near-term solution that will provide a reasonable level of confidence to the Company.

Except for the proceeding discussed above, the Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of September 30, 2013, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  There were 43,137,111 Common Shares and no Preferred Shares issued and outstanding as of September 30, 2013 and 50,640,444 Common Shares and no Preferred Shares issued and outstanding as of March 31, 2014.

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NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “TCC”. The CUSIP number is 876493 10 7. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2014;

•

each of the last twelve fiscal quarters ending the three months ended December 31, 2013; and

•

each of the last five fiscal periods ending September 30, 2013.

The Company commenced trading under the name “Tarsis Capital Corp.” on March 1, 2006. From April 30, 2007 until July 30, 2007, the Company’s shares were suspended from trading by the TSX Venture Exchange for review, approval and completion of the Company’s Qualifying Transaction as per exchange Capital Pool Company regulations.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2014	$ 0.11	$ 0.08	$ 0.08
February 2014	0.10	0.08	0.09
January 2014	0.10	0.07	0.10
December 2013	0.10	0.07	0.09
November 2013	0.10	0.07	0.09
October 2013	0.12	0.06	0.09

Three Months Ended March 31, 2014	$ 0.11	$ 0.07	$ 0.08
Three Months Ended December 31, 2013	0.12	0.06	0.09
Three Months Ended September 30, 2013	0.13	0.06	0.07
Three Months Ended June 30, 2013	0.15	0.05	0.06

Three Months Ended March 31, 2013	$ 0.16	$ 0.08	$ 0.10
Three Months Ended December 31, 2012	0.16	0.12	0.15
Three Months Ended September 30, 2012	0.24	0.11	0.13
Three Months Ended June 30, 2012	0.26	0.21	0.21

Three Months Ended March 31, 2012	$ 0.38	$ 0.21	$ 0.22
Three Months Ended December 30, 2011	0.34	0.18	0.21
Three Months Ended September 30, 2011	0.74	0.25	0.33
Two Months Ended June 30, 2011	0.75	0.44	0.52

Fiscal Year Ended September 30, 2013	$ 0.16	$ 0.05	$ 0.09
Fiscal Year Ended September 30, 2012	0.38	0.11	0.13
Eleven Months Ended September 30, 2011	0.95	0.25	0.33
Fiscal Year Ended October 31, 2010	0.71	0.13	0.42
Fiscal Year Ended October 31, 2009	0.30	0.05	0.25

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Table No. 12 lists, as of March 31, 2014, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

6,870,000	$ 0.25	October 3, 2015
4,836,666	0.15	December 16, 2016
2,666,667	0.15	March 17, 2017
Total 14,373,333

Table No. 12a lists, as of March 31, 2014, finder’s share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12a

Finder’s Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

471,500	$ 0.15	October 3, 2015

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

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The TSX-V is a self-regulating organization owned and operated by the TMX Group.  It is governed by representatives of its member firms and the public.

The TMX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital during the last 3 fiscal years are as follows:

During Fiscal 2014 through March 31, 2014 the Company issued 7,503,333 common shares:

•

2,666,667 common shares were issued pursuant to a private placement of units at a price of $0.075 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.15 until March 17, 2017.

•

4,836,666 common shares were issued pursuant to a private placement of units at a price of $0.075 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant, with each warrant exercisable into one additional common share at a price of $0.15 until December 16, 2016.

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During Fiscal 2013 ended September 30, 2013, the Company issued 10,870,000 common shares:

•

6,870,000 common shares were issued pursuant to a private placement of units at a price of $0.15 per unit. Each unit consisted of one common share and one non-transferable common stock purchase warrant, with each warrant exercisable into one additional common share at a price of $0.25 until October 3, 2015. The Company also issued 471,500 finder’s warrants in relation to the placement, with each finder’s warrant exercisable into a common share at a price of $0.15 until October 3, 2015.

•

4,000,000 common shares were issued to Almaden Minerals Ltd. at a price of $0.055 per share in consideration of the property acquisition of 7 mineral exploration projects from Almaden.

During Fiscal 2012 ended September 30, 2012, the Company issued 4,839,375 common shares:

•

4,800,000 common shares were issued pursuant to a private placement of units at a price of $0.25 per unit. Each unit consisted of one common share and one-half of a non-transferrable common stock purchase warrant, with each full warrant exercisable into one additional common share at a price of $0.40 until August 10, 2013. In connection with the private placement, the company also issued finder’s warrants, which allowed the holders to purchase up to 105,000 units at a price of $0.25 per unit until August 10, 2013.

•

39,375 common shares were issued pursuant to the exercise of finder’s warrants at a price of $0.25 per warrant.

During the eleven month period ended September 30, 2011, the Company issued 4,050,766 common shares:

•

2,710,891 common shares were issued pursuant to a private placement at $0.60 per share.

•

1,150,000 common shares were issued pursuant to the exercise of common stock purchase warrants.

•

89,875 common shares were issued pursuant to the exercise of finder’s warrants.

•

100,000 common shares were issued pursuant to the exercise of options.

Shares Issued for Assets Other Than Cash

During Fiscal 2013, 4,000,000 common shares were issued to Almaden Minerals Ltd. at a price of $0.055 per share in consideration of the property acquisition of 7 mineral exploration projects from Almaden.

During Fiscal 2009, the Company issued 10,000 common shares at a price of $0.235 per share to Strategic Metals Ltd. as consideration for a 100% in two mineral properties in the Yukon.

During Fiscal 2008, the Company issued 100,000 common shares at a price of $0.40 share to Almaden Minerals Ltd. as consideration for a 100% interest in the Prospector Mountain property. An additional 500,000 common shares were issued to Almaden as per the fiscal 2007 acquisition agreement as the Company optioned one of the properties acquired from Almaden to a third-party.

During Fiscal 2007, the Company issued 3,500,000 common shares at a price of $0.40 share to Almaden as consideration for the acquisition of a 100% (subject to a 2% NSR) in 7 properties from Almaden.

Shares Held By Company

-No Disclosure Necessary-

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Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a Rolling Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was first approved at the Annual General and Special Meeting of Shareholders held on December 31, 2005 and re-approved at each of the Annual and Special meetings held thereafter. There have been no changes to the Stock Option Plan since it was adopted by the Directors and approved in 2005. The Plan was re-approved at the Company's most recent Annual General Meeting held on February 28, 2014.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company. The Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company. Upon expiry of an option, or in the even an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. If the option holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of five years from granting. Within this five year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders", which is defined as approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan, and associates of such persons.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on February 28, 2014 has been included as an exhibit to this Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of March 31, 2014, as well as the number of options granted to Directors and all employees as a group.

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Table No. 13

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Marc Blythe President and CEO	100,000 200,000 450,000	100,000 200,000 450,000	$ 0.59 0.26 0.10	October 1, 2015 May 7, 2017 February 25, 2019

Mark T. Brown, Chief Financial Officer & Corporate Secretary	75,000 125,000 450,000	75,000 125,000 450,000	$ 0.59 0.26 0.10	October 1, 2015 May 7, 2017 February 25, 2019

Adrian Fleming, Director	100,000 50,000 50,000 200,000	100,000 50,000 50,000 200,000	$ 0.20 0.59 0.26 0.10	June 23, 2015 October 1, 2015 May 7, 2017 February 25, 2019

Craig Lindsay, Director	50,000 50,000 200,000	50,000 50,000 200,000	$ 0.59 0.26 0.10	October 1, 2015 May 7, 2017 February 25, 2019

Jason Weber, Director	200,000	200,000	0.10	February 25, 2019

Employees/Consultants	100,000 590,000 425,000 210,000 630,000	210,000 590,000 425,000 210,000 630,000	$ 0.30 0.59 0.61 0.26 0.10	October 5, 2014 October 1, 2015 May 4, 2016 May 7, 2017 February 25, 2019

Total Officers and Directors	2,300,000	2,300,000

Total Employees/ Consultants	1,955,000	1,955,000

Total Officers/Directors/ Employees and Consultants	4,255,000	4,255,000

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

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Memorandum and Articles of Association

The Company was originally incorporated on October 21, 2005 under the provisions of the Business Corporations Act (Alberta) under the name “Tarsis Capital Corp.”. The Company's articles were restated on December 20, 2005 in order to remove the restrictions on transfer of shares. The Company was continued into British Columbia under the Business Corporations Act (B.C.) (the "Act") on June 2, 2008, and changed its name to "Tarsis Resources Ltd." on June 17, 2009.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Part 14 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors think fit;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the undertaking, property and assets of the Company, both present and future.

Any bonds, debentures or other debt obligations of the Company may be issued at a discount, premium or otherwise, and with any special privileges as to redemption, surrender, drawings, allotment of or conversion into or exchange for shares or other securities, attending and voting at general meetings of the Company, appointment of directors and otherwise, and may, by their terms, be assignable free from any equities between the Company and the person to whom they were issued or any subsequent holder thereof, all as the directors may determine.

There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

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The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. Directors shall be paid such reasonable travelling, hotel and other expenses as they incur in and about the business of the Company and if any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of such director, by the Company in general meeting, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Subject to the Act, a director may hold any office or place of profit with the Company, other than the office of auditor with the Company, in conjunction with his office of director for such period and such terms as the directors may determine. No director or intended director shall be disqualified by his office from contracting with the Company. Subject to compliance with the Act, a director or his firm may act in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a director.

Part 19 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Act, the directors shall cause the Company to indemnify and pay all eligible penalties and expenses of an eligible party and, where appropriate, the heirs and personal or other legal representatives of an eligible party in accordance with the provisions of the Act. Each director, alternate director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in Article 19.1. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number of common shares without par value and an unlimited number of Preferred Shares without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act. No alteration, as provided in Article 6.2, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

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Subject to the provisions of the Act, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to this 20-F Registration Statement.

Material Contracts

1.

Under an agreement dated July 16, 2007 between the Company, Almaden Minerals Ltd., and Minera Gavilan, S.A. de C.V., the Company agreed to acquire a 100% interest in a group of 6 properties (MOR, Cabin Lake, Caribou Creek, Meister River, Tim and Goz Creek) located in Yukon, Canada, and Minera Gavilan, the holder of the Erika Property in Mexico. Consideration for the acquisition was 3,500,000 common shares of the Company at a price of $0.40 per share, plus acquisition costs of $115,945. The Company also granted Almaden a 2% NSR on all mineral products discovered on the Mineral Properties. Further, the Company agreed to issue an additional 500,000 common shares if Tarsis enters an agreement with an arms-length third party (the "Optionee") wherein the optinee can earn an interest in any of the properties acquired from Almaden (except the MOR Property) by expending a minimum of $500,000 on exploration to earn its interest; and if optionee has incurred exploration expenditures of $200,000 prior to July 16, 2009; and there is a further commitment to expend a minimum of $100,000 on a work program on the property. A copy of this agreement has been filed as an exhibit to this Registration Statement.

2.

Under an agreement dated May 30, 2008 between, the Company, Almaden Minerals Ltd., and Republic Resources Ltd., the Company agreed to acquire a 100% interest in the Prospector Mountain property in the Yukon from Almaden and Republic for the issuance of 100,000 common shares of the Company and the cash payment of $30,000. Almaden will also retain a 2% NSR over any minerals produced from the property. Tarsis may purchase 1/2 of the NSR at any time after production commences for fair value as determined by an independent valuator. Tarsis also agreed to issue Almaden an additional 500,000 common shares upon receipt of a positive bankable feasibility study for the property. A copy of this agreement has been filed as an exhibit to this Registration Statement.

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3.

Under a sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013, the Company agreed to acquire seven mineral exploration properties from Almaden in exchange for 4,000,000 common shares of the Company. A copy of this agreement has been filed as an exhibit to this Registration Statement.

4.

Under a Financial and Administrative Services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007, Pacific Opportunity Capital agrees to provide administrative and financial services to the Company. A copy of this agreement has been filed as an exhibit to this Registration Statement.

5.

Under an executive employment contract effective January 1, 2013 between the Company and Marc Blythe, Mr. Blythe agreed to serve as President and Chief Executive Officer of the Company. Mr. Blythe’s annual base salary will be $175,000 with an indefinite term unless terminated in accordance with the provisions of the agreement.  A copy of this agreement has been filed as an exhibit to this Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of Tarsis on the right of foreigners to hold or vote securities of Tarsis, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

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This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

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A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

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Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

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A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

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Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

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A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

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In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

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Statement by Experts

The Company’s auditors for its financial statements as at September 30, 2012, 2011, and November 1, 2010 was Davidson & Company LLP, Chartered Accountants. Their auditors’ report is included with the related financial statements and their consent has been filed as an exhibit to this Registration Statement.

Documents on Display

All documents incorporated in this 20-F Registration Statement may be viewed at the Company’s Executive Office located at 1103 - 750 West Pender Street, Vancouver, British Columbia, Canada.

Item 11.  Disclosures about Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

The Company owns available-for-sale marketable securities of other companies in the mineral resource sector. The price of these securities may be affected by many factors, including the pricing and demand of  commodities, and the activities and success of the invested company. Management mitigates the risk by monitoring the trading value of the securities on a regular basis.

The Company has mineral exploration properties located in Mexico which makes its operations subject to foreign currency risk. However, the risk is minimal, as a 10% change in the Mexican Peso/Canadian Dollar exchange rate changes the Company's results of operations by approximately $593.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Not Applicable

Item 16.  Reserved

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Item 16A.  Audit Committee Financial Expert

Not Applicable

Item 16B.  Code of Ethics

Not Applicable

Item 16C.  Principal Accountant Fees and Services

Not Applicable

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The auditors’ report of Davidson & Company LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

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Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Registration Statement.  The auditors’ report of Davidson & Company LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Independent Auditors’ Report of Davidson & Company LLP, dated December 19, 2013.

Consolidated Statements of Financial Position at September 30, 2013 and 2012.

Consolidated Statements of Comprehensive Loss for the years ended September 30, 2013, September 30, 2012, and the eleven month period ended September 30, 2011.

Consolidated Statements of Cash Flows for the years ended September 30, 2013, September 30, 2012 and he eleven month period ended September 30, 2011.

Consolidated Statement of Changes in Shareholders' Equity for the years ended September 30, 2013, September 30, 2012, and the eleven month period ended September 30, 2011.

Notes to Financial Statements

Unaudited Financial Statements

Consolidated Statements of Financial Position at December 31, 2013 and September 30, 2013.

Consolidated Statements of Comprehensive Loss for the periods ended December 31, 2013 and December 31, 2012.

Consolidated Statements of Cash Flows for the periods ended December 31, 2013 and December 31, 2012.

Consolidated Statement of Changes in Shareholders' Equity for the periods ended December 31, 2013 and December 31, 2012.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation Amendment dated December 20, 2005

b)

Articles and Bylaws (Alberta)

c)

Certificate of Continuance (British Columbia) dated June 2, 2008

d)

Notice of Articles dated December 2, 2008

e)

Certificate of Name Change dated June 17, 2009

f)

Articles and Bylaws effective June 17, 2009

g)

Notice of Articles dated June 23, 2010

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2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

a)

Agreement between the Company, Almaden Minerals and Minera Gavilan, S.A. de C.V. for the acquisition of the MOR, Cabin Lake, Caribou Creek, Meister River, Tim, Goz Creek and Erika properties dated July 16, 2007.

b)

Agreement between the Company, Almaden Minerals Ltd and Republic Resources Ltd. for the acquisition of the Prospector Mountain property dated May 30, 2008.

c)

Sale and purchase agreement between the Company and Almaden Minerals Ltd. dated June 10, 2013.

d)

Financial and administrative services agreement between the Company and Pacific Opportunity Capital Ltd. dated July 25, 2007.

e)

Executive employment contact effective January 1, 2013 between the Company and Marc Blythe.

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.

Other Documents

a)

Consent of Davidson & Company LLP, Chartered Accountants, dated April 15, 2014.

b)

Copy of Stock Option Plan

c)

Copy of Management Information Circular for the Annual General Meeting of Shareholders dated January 24, 2014.

d)

Form of Proxy for the Annual General Meeting of Shareholders held on February 28, 2014.

e)

Notification of Change of Fiscal Year End dated May 19, 2011.

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TARSIS RESOURCES LTD.

Consolidated Financial Statements

For the years ended September 30, 2013 and 2012 and eleven months ended September 30, 2011

750 West Pender Street, Suite 1103, Vancouver B.C. V6C 2T8, Canada, TSXV: TCC; Tel: 604-689-7644

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Tarsis Resources Ltd.

We have audited the accompanying consolidated financial statements of Tarsis Resources Ltd., which comprise the consolidated statements of financial position as of September 30, 2013 and 2012, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended September 30, 2013, September 30, 2012, and the eleven month period ended September 30, 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements.  The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Tarsis Resources Ltd. as at September 30, 2013 and 2012 and its financial performance and its cash flows for the years ended September 30, 2013, September 30, 2012 and the eleven month period ended September 30, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that Tarsis Resources Ltd. has suffered recurring losses from operations and has a net capital deficiency.  These matters, along with the other matters set forth in Note 1, indicate the existence of material uncertainties that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 19, 2013

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TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	September 30, 2013	September 30, 2012

Assets
Non-current assets
Equipment (Note 5)	$4,264	$3,273
Exploration and evaluation assets (Note 6)	7,203,482	7,268,231
	7,207,746	7,271,504

Current assets
Prepaid expenses	12,451	22,741
Receivables	5,561	18,348
Marketable securities (Note 4)	1,250	11,250
Cash	21,044	1,050,662
	40,306	1,103,001
Total assets	$7,248,052	$8,374,505

Shareholders’ equity
Share capital (Note 7)	$10,751,788	$10,727,568
Reserves (Note 7 and 8)	1,923,136	1,749,659
Deficit	(6,052,555)	(4,735,897)
	6,622,369	7,741,330
Non-current liabilities
Deferred income tax liability (Note 12)	497,000	460,000
	497,000	460,000
Current liabilities
Due to related parties (Note 9)	47,608	81,394
Accounts payable and accrued liabilities	81,075	91,781
	128,683	173,175

Total shareholders’ equity and liabilities	$7,248,052	$8,374,505

Nature of operations and going concern (Note 1)

Events after the reporting period (Note 15)

These consolidated financial statements are authorized for issue by the Board of Directors on December 19, 2013.

On behalf of the Board of Directors:

Director “Marc G. Blythe”

Director “Craig Lindsay”

See accompanying notes to the consolidated financial statements

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TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Presented in Canadian Dollars)

	Year ended September 30, 2013	Year ended September 30, 2012	Eleven months ended September 30, 2011

Expenses
Accounting and legal fees (Note 9)	$150,752	$186,670	$161,146
Depreciation (Note 5)	1,731	1,402	825
Investor relations and shareholder information	87,936	130,112	128,328
Office facilities and administrative services (Note 9)	49,908	60,215	62,217
Office expenses	22,822	17,773	21,669
Property investigation expenses	32,507	129,375	38,060
Share-based payments	-	134,433	237,438
Transfer agent, listing and filing fees	19,844	21,206	40,472
Travel	38,415	71,829	54,965
Wages, benefits and consulting fees (Note 9)	174,754	147,131	101,225
	(578,669)	(900,146)	(846,345)

Interest income	3,592	2,320	6,872
Other income	-	-	20,000
Gain on sale of marketable securities	-	27,450	33,771
Proceeds received in excess of exploration and evaluation asset costs	-	10,000	88,746
Write-off of exploration and evaluation assets (Note 6)	(704,581)	-	(505,595)
Loss before income taxes	(1,279,658)	(860,376)	(1,202,551)
Deferred income tax expense (Note 12)	(37,000)	(460,000)	-
Net loss for the period	$(1,316,658)	$(1,320,376)	$(1,202,551)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (Note 4)	(10,000)	(25,550)	40,888
Exchange difference arising on the translation of foreign subsidiary	6,062	(1,322)	(17,578)
Total comprehensive loss for the period	$(1,320,596)	$(1,347,248)	$(1,179,241)
Basic and diluted loss per common share	$(0.03)	$(0.04)	$(0.05)
Weighted average number of common shares outstanding	39,814,892	30,522,167	25,804,595

See accompanying notes to the consolidated financial statements

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TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

	Share Capital			Reserves
	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finder’s warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, October 31, 2010	23,376,970	$ 6,542,611	$ -	$ 788,643	$ 517,493	$ 169,945	$ (24,088)	$ -	$ (2,212,970)	$ 5,781,634
Private placement (note 7(b)(i))	2,710,891	1,626,535	-	-	-	-	-	-	-	1,626,535
Share issue costs	-	(8,883)	-	-	-	-	-	-	-	(8,883)
Issued on warrants exercised (Note 7(b)(ii))	1,150,000	345,188	-	-	(57,688)	-	-	-	-	287,500
Issued on finder’s warrants exercised (Note 7(b)(ii))	89,875	32,235	-	-	-	(9,766)	-	-	-	22,469
Issued on stock options exercise (Note 7(b)(ii))	100,000	42,320	-	(17,320)	-	-	-	-	-	25,000
Share-based payments	-	-	-	237,438	-	-	-	-	-	237,438
Net loss	-	-	-	-	-	-	40,888	(17,578)	(1,202,551)	(1,179,241)
Balance, September 30, 2011	27,427,736	8,580,006	-	1,008,761	459,805	160,179	16,800	(17,578)	(3,415,521)	6,792,452
Private placement (Note 7(b)(iv))	4,800,000	1,200,000	-	-	-	-	-	-	-	1,200,000
Share subscriptions received (Note 7(b)(v))	-	-	1,003,500	-	-	-	-	-	-	1,003,500
Share issue costs	-	(63,836)	(6,184)	-	-	18,369	-	-	-	(51,651)
Issued on finder’s warrants exercised (Note 7(b)(iii))	39,375	14,082	-	-	-	(4,238)	-	-	-	9,844
Share-based payments	-	-	-	134,433	-	-	-	-	-	134,433
Net loss	-	-	-	-	-	-	(25,550)	(1,322)	(1,320,376)	(1,347,248)
Balance, September 30, 2012	32,267,111	9,730,252	997,316	1,143,194	459,805	174,310	(8,750)	(18,900)	(4,735,897)	7,741,330
Private placement (Note 7(b)(v))	6,870,000	893,100	(1,003,500)	-	137,400	-	-	-	-	27,000
Purchase of exploration and evaluation assets (Note 7(b)(vi))	4,000,000	220,000	-	-	-	-	-	-	-	220,000
Share issue costs	-	(91,564)	6,184	-	-	40,015	-	-	-	(45,365)
Net loss	-	-	-	-	-	-	-	6,062	(1,316,658)	(1,320,596)
Balance, September 30, 2013	43,137,111	$ 10,751,788	$ -	$ 1,143,194	$ 597,205	$ 214,325	$ (18,750)	$ (12,838)	$ (6,052,555)	$ 6,622,369

See accompanying notes to the consolidated financial statements

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TARSIS RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Presented in Canadian Dollars)

	Year ended September 30, 2013	Year ended September 30, 2012	Eleven months ended September 30, 2011

Cash flows from (used in) operating activities
Loss for the period	$(1,316,658)	$(1,320,376)	$(1,202,551)
Items not affecting cash:
Depreciation	1,731	1,402	825
Share-based payments	-	134,433	237,438
Write-off of exploration and evaluation assets	704,581	-	505,595
Proceeds received in excess of exploration and evaluation costs	-	-	(88,746)
Gain on sale of marketable securities	-	(27,450)	(33,771)
Other income	-	-	(20,000)
Deferred income tax expense	37,000	460,000	-

Changes in non-cash working capital items:
Receivables	12,787	25,516	45,793
Prepaid expenses	10,290	62,949	(60,730)
Accounts payable and accrued liabilities	(15,699)	(10,395)	37,250
Due to related parties	(33,786)	58,713	(3,329)
Net cash (used in) operating activities	(599,754)	(615,208)	(582,226)

Cash flows from (used in) investing activities
Purchase of equipment	(2,722)	-	(5,500)
Exploration and evaluation assets	(464,339)	(842,992)	(2,351,560)
Cash received from option agreements	49,500	50,000	50,000
Cash advances for mineral exploration	-	(9,543)	(16,017)
Cash received from sale of marketable securities	-	81,850	148,041
Net cash (used in) investing activities	(417,561)	(720,685)	(2,175,036)

Cash flows from (used in) financing activities
Share subscriptions received	-	1,003,500	-
Proceeds from issuance of common shares	27,000	1,200,000	1,626,535
Proceeds from exercise of warrants	-	-	287,500
Proceeds from exercise of finder’s warrants	-	9,844	22,469
Proceeds from exercise of stock options	-	-	25,000
Share issue costs	(45,365)	(51,651)	(8,883)
Net cash provided by (used in) financing activities	(18,365)	2,161,693	1,952,621

Exchange difference arising on the translation of foreign subsidiary	6,062	(1,322)	(17,578)

Change in cash for the period	(1,029,618)	824,478	(822,219)

Cash, beginning of the period	1,050,662	226,184	1,048,403

Cash, end of the period	$21,044	$1,050,662	$226,184

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the consolidated financial statements

- 91 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Tarsis Resources Ltd. (the “Company”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. The Company was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. On July 16, 2007 the Company completed its Qualifying Transaction. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the consolidated statement of financial position. The consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at September 30, 2013, the Company had a negative working capital of $88,377 (September 30, 2012: working capital of $929,826) and shareholders’ equity of $6,622,369 (September 30, 2012: $7,741,330).

2.

BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance and compliance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

- 92 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

3.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary as follows:

	% of ownership	Jurisdiction	Nature of operations

Minera Tarsis, S.A. de C.V.	100%	Mexico	Exploration

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated in preparing the consolidated financial statements.

Foreign currencies

The functional and presentation currency of the Company is the Canadian dollar.

Transactions in currencies other than the functional currency are recorded at the rate of the exchange prevailing on dates of transactions.  At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary items denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

The Company has determined that the functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Exchange differences arising from the translation of the subsidiary’s functional currencies into the Company’s presentation currency are taken directly to the exchange reserve.

- 93 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Exploration and evaluation

The Company is in the exploration stage with respect to its investment in exploration and evaluation assets and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its mineral claims and crediting all proceeds received against the cost of related claims.  Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves.  The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.  An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of “Exploration and evaluation costs” into “Mine Development”, all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalized within “Mine development”.  After production starts, all assets included in “Mine development” are transferred to “Producing Mines”.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditures are not expected to be recovered, they are charged to operations.  Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.  Depreciation is calculated using the declining balance method at a rate of 30% per year.

The cost of an item of equipment consists of the purchase price, plus any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset.  Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive loss.

Where an item of equipment comprises major components with different useful lives, the components are accounted for as separate items of equipment.  Expenditures incurred to replace a component of an item of equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

- 94 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Decommissioning, restoration, and similar obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when an environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest.  Such costs arising for the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying value of the asset, as soon as the obligation to incur such costs arises.  Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.  These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit-of-production or the straight line method.  The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation.  Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

As at September 30, 2013, the Company has no material restoration, rehabilitation and environmental costs as the disturbance to date is minimal.

Financial instruments

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss. The Company’s cash has been classified as fair value through profit or loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. The Company’s receivables have been classified as loans and receivables.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statement of comprehensive loss. No financial assets have been classified as held-to-maturity.

- 95 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Financial instruments – continued

Financial assets –continued

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statement of comprehensive loss.  The Company’s marketable securities have been classified as available-for-sale.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statement of comprehensive loss.  No financial liabilities have been classified as fair value through profit or loss.

Other financial liabilities - This category includes promissory notes, amounts due to related parties and accounts payable and accrued liabilities, all of which are recognized at amortized cost.

Significant accounting judgments and estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The consolidated financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the consolidated statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

- 96 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Significant accounting judgments and estimates – continued

Critical judgments

•

The analysis of the functional currency for each entity of the Company is considered a critical judgement. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiary in Mexico is the Mexican Peso.  Managements’ consideration of the functional currency mainly resulted from the influence of the cost of providing goods and services in the subsidiary.

Estimates

•

the recoverability of receivables and prepayments which are included in the consolidated statements of financial position;

•

the carrying value of any marketable securities and the recoverability of the carrying value which are included in the consolidated statements of financial position;

•

the estimated useful lives of equipment which are included in the consolidated statements of financial position and the related depreciation included in the consolidated statements of comprehensive loss;

•

the estimated values of the exploration and evaluation assets which are recorded in the consolidated statements of financial position;

•

the inputs used in accounting for share-based payments in the consolidated statements of comprehensive loss; and

•

the assessment of indications of impairment of each exploration and evaluation asset and related determination of the net realizable value and write-down of those properties where applicable.

Impairment

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired.  If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.  The recoverable amount is the higher of fair value less costs to sell and value in use.  Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.  If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the statement of comprehensive loss for the period.  For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years.  A reversal of an impairment loss is recognized immediately in the statement of comprehensive loss.

- 97 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Share-based payment transactions

The Company’s stock option plan allows the Company’s employees and consultants to acquire shares of the Company through the exercise of granted stock options.  The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in shareholders’ equity.  An individual is classified as an employee when such individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest.  The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted.  At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Warrants with the right to acquire common shares in the Company are typically issued through the Company’s equity financing activities.  Where finders’ warrants are issued on a stand-alone basis, their fair values are measured on their issuance date using the Black-Scholes option pricing model and are recorded as both an increase to equity reserves and as a share issue cost.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.  The Company considers the fair value of common shares issued in the private placements to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date.  The balance, if any, is allocated to the attached warrants.  Any fair value attributed to the warrants is recorded to the appropriate reserves account.

When warrants are exercised, the cash proceeds along with the amount previously recorded in equity reserves are recorded as share capital.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of stock options, warrants and similar instruments.  Under this method the dilutive effect on loss per common share is recognized on the use of the proceeds that could be obtained upon exercise of stock options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.  For the periods presented, this calculation proved to be anti-dilutive.

Basic and diluted loss per common share is calculated using the weighted average number of common shares outstanding during the period.

- 98 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

3.

SIGNIFICANT ACCOUNTING POLICIES – continued

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax.  Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Income tax provisions are recognized when it is considered probable that there will be a future outflow of funds to a taxing authority. In such cases, a provision is made for the amount that is expected to be settled, where this can be reasonably estimated. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in income in the period in which the change occurs.

Deferred tax assets or liabilities arising from temporary differences between the tax and accounting values of assets and liabilities, are recorded based on tax rates expected to be enacted when these differences are reversed.  Deferred tax assets are recognized only to the extent it is considered probable that those assets will be recovered. This involves an assessment of when those deferred tax assets are likely to be realized, and a judgment as to whether or not there will be sufficient taxable profits available to offset the tax assets when they do reverse. This requires assumptions regarding future profitability and is therefore inherently uncertain. To the extent assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as in the amounts recognized in income in the period in which the change occurs.

Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in income both in the period of change, which would include any impact on cumulative provisions, and in future periods.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 7 Financial Instruments: Disclosures (effective January 1, 2013)

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IFRS 10 (Issued 2011) Consolidated Financial Statements (effective January 2013)

•

IFRS 11 (Issued 2011) Joint Arrangements (effective January 2013)

•

IFRS 12 (Issued 2011) Disclosure of Interest in Other Entities (effective January 2013)

•

IFRS 13 (Issued 2011) Fair Value Measurement

•

IAS 27 (Reissued 2011) Separate Financial Statements (effective January 1, 2013)

•

IAS 28 (Reissued 2011) Investments in Associates and Joint Ventures (effective January 1, 2013)

•

IAS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

- 99 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

4.

MARKETABLE SECURITIES

The Company holds shares of publicly traded companies which are held as available-for-sale and valued in accordance with market price (see Notes 6(g) and (k)).

	September 30, 2013	September 30, 2012	September 30, 2011

Balance, beginning of year	$11,250	$71,200	$8,582
Shares received	-	20,000	136,000
Shares sold	-	(54,400)	(114,270)
Unrealized (loss)	(10,000)	(25,550)	40,888
Balance, end of year	$1,250	$11,250	$71,200

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be due to significant or prolonged losses, are recorded as other comprehensive income or loss.  During the year ended September 30, 2013, the Company determined that $10,000 of unrealized loss recorded in available-for-sale securities was not a result of significant or prolonged losses (2012 - $nil, 2011 - $nil). Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset the full amount of the impairment, including any amount previously recognized in other comprehensive income, is recognized in profit or loss.

5.

EQUIPMENT

Equipment
Cost
As at October 31, 2010	$-
Assets acquired	5,500
As at September 30, 2011	5,500
Assets acquired	-
As at September 30, 2012	5,500
Assets acquired	2,722
As at September 30, 2013	$8,222
Accumulated depreciation
As at October 31, 2010	$-
Depreciation for the period	825
As at September 30, 2011	825
Depreciation for the year	1,402
As at September 30, 2012	2,227
Depreciation for the year	1,731
As at September 30, 2013	$3,958
Net book value
As at September 30, 2012	$3,273
As at September 30, 2013	$4,264

- 100 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

The Company has properties in the Yukon Territory of Canada (the “Canadian Properties”), in Mexico (the “Mexican Properties”) and in Nevada, USA (the “American Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

- 101 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2013

	Canadian	Mexican			American
	Growth Pipeline	Key Properties		Growth Pipeline	Growth Pipeline

		Erika	Yago	Other properties		Total
Acquisition costs at at September 30, 2012	$ 1,629,772	$ 494,257	$ -	$ -	$ -	$ 2,124,029
Holding	7,603	139,244	-	-	-	146,847
Property acquisition	-	-	165,000	30,250	24,750	220,000
Exchange adjustments	-	5,470	-	-	-	5,470
Total acquisition costs	1,637,375	638,971	165,000	30,250	24,750	2,496,346
Exploration expenditures as at September 30, 2012	3,923,091	1,664,765	-	-	-	5,587,856
Camp, travel and meals	9,402	-	12,839	-	7,883	30,124
Community relations	18,049	-	-	-	-	18,049
Field supplies and maps	2,730	-	5,711	-	-	6,441
Geological consulting	17,732	-	23,375	-	27,709	68,816
Legal	56,730	-	-	-	-	56,730
License and permits	150	-	-	-	36,046	36,196
Reporting, drafting, sampling and analysis	68,298	-	7,575	525	21,394	97,792
Exchange adjustments	-	867	-	-	-	867
Total exploration expenditures	4,096,182	1,665,632	49,500	525	93,032	5,904,871
Exploration expenditures recovered as at September 30, 2012
Recovered from Optionee	(426,500)	-	-	-	-	(426,500)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Recovered from Optionee	-	(49,500)	-	-	-	(49,500)
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Cumulative expenditures as at September 30, 2013	4,600,972	2,255,103	214,500	15,125	117,782	7,203,482
Cumulative expenditures as at September 30, 2012	5,109,209	2,159,022	-	-	-	7,268,231
Net expenditures (recoveries) for the year ended September 30, 2013	$ (508,237)	$ 96,081	$ 214,500	$ 15,125	$ 117,782	$ (64,749)

- 102 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to September 30, 2013

	Canadian	Mexican			American
	Growth Pipeline	Key Properties		Growth Pipeline	Growth Pipeline

		Erika	Yago	Other properties		Total
Acquisition costs
Holding	$ 53,577	$ 428,960	$ -	$ -	$ -	$ 482,537
Property acquisition	1,141,531	216,562	165,000	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	(6,551)	-	-	-	(6,551)
Total acquisition costs	1,637,375	638,971	165,000	30,250	24,750	2,496,346

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	335,947	32,483	12,839	-	7,883	389,152
Community relations	125,784	10,503	-	-	-	136,287
Drilling	732,620	654,932	-	-	-	1,387,552
Field supplies & overhead	78,151	22,479	5,711	-	-	106,341
Geochemical	18,208	9,700	-	-	-	27,908
Geological	679,785	540,837	-	-	-	1,220,622
Geological consulting	562,995	122,116	23,375	-	27,709	736,195
Ground geophysics	43,141	34,325	-	-	-	77,466
Legal	56,730	-	-	-	-	56,730
License and permits	18,412	2,354	-	-	36,046	56,812
Reporting, drafting, sampling and analysis	475,595	235,306	7,575	525	21,394	740,395
Exchange adjustments	-	597	-	-	-	597
Total exploration expenditures	4,096,182	1,665,632	49,500	525	93,032	5,904,871

Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	(49,500)	-	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Recovered from Optionee	-	(49,500)	-	-	-	(49,500)
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Total property expenditures as at September 30, 2013	$ 4,600,972	$ 2,255,103	$ 214,500	$ 15,125	$ 117,782	$ 7,203,482

- 103 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2013

	Canadian Properties			Mexican
	Key Properties		Growth Pipeline	Key Property
	White River	Prospector Mountain	Other properties	Erika	Total
Acquisition costs as at September 30, 2011	$ 159,929	$ 96,095	$ 1,352,024	$ 403,073	$ 2,011,121
Holding	621	-	17,103	89,110	106,834
Staking	4,000	-	-	-	4,000
Exchange adjustments	-	-	-	2,074	2,074
Total acquisition costs	164,550	96,095	1,369,127	494,257	2,124,029

Exploration expenditures as at September 30, 2011	398,891	151,909	2,833,515	1,535,952	4,920,267
Aircraft charter	132,614	9,089	872	-	142,575
Camp, travel and meals	61,893	64	2,301	11,389	75,647
Community relations	38,501	-	3,602	-	42,103
Field supplies and maps	5,330	-	-	6,436	11,766
Geochemical	-	-	-	7,200	7,200
Geological	-	(4,248)	-	33,537	29,289
Geological consulting	49,618	3,200	4,813	13,344	70,975
Ground geophysics	16,405	-	-	34,325	50,730
License and permits	1,600	-	-	-	1,600
Reporting, drafting, sampling and analysis	200,708	-	12,414	22,525	235,647
Exchange adjustments	-	-	-	57	57
Total exploration expenditures	905,560	160,014	2,857,517	1,664,765	5,587,856

Exploration expenditures recovered as at September 30, 2011
Recovered from Optionee/Transferee	-	(306,000)	(40,500)	-	(346,500)
Yukon Mining Incentive Refund	-	(30,750)	(85,150)	-	(115,900)
Excess recovered	-	88,746	-	-	88,746
Recovered from Optionee/Transferee	(70,000)	-	(10,000)	-	(80,000)
Excess recovered	-	-	10,000	-	10,000
Cumulative expenditures as at September 30, 2012	1,000,110	8,105	4,100,994	2,159,022	7,268,231
Cumulative expenditures as at September 30, 2011	558,820	-	4,059,889	1,939,025	6,557,734
Net expenditures for the year ended September 30, 2012	$ 441,290	$ 8,105	$ 41,105	$ 219,997	$ 710,497

- 104 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to September 30, 2013

	Canadian Properties			Mexican
	Key Properties		Growth Pipeline	Key Property
	White River	Prospector Mountain	Other properties	Erika	Total
Acquisition costs
Holding	$ 621	$ 25,095	$ 20,258	$ 289,716	$ 335,690
Property acquisition	-	71,000	1,070,531	216,562	1,358,093
Staking	163,929	-	278,338	-	442,267
Exchange adjustments	-	-	-	(12,021)	(12,021)
Total acquisition costs	164,550	96,095	1,369,127	494,257	2,124,029

Exploration expenditures
Airborne geophysics	-	-	123,843	-	123,843
Aircraft charter	203,472	21,435	620,064	-	844,971
Camp, travel and meals	112,342	4,152	210,051	32,483	359,028
Community relations	42,206	9,798	55,731	10,503	118,238
Drilling	938	-	731,682	654,932	1,387,552
Field supplies & overhead	27,224	1,607	46,590	22,479	97,900
Geochemical	750	-	17,458	9,700	27,908
Geological	110,067	64,450	505,268	540,837	1,220,622
Geological consulting	106,457	41,118	397,688	122,116	667,379
Ground geophysics	16,405	-	26,736	34,325	77,466
License and permits	2,752	241	15,269	2,354	20,616
Reporting, drafting, sampling and analysis	282,947	17,213	107,137	235,306	642,603
Exchange adjustments	-	-	-	(270)	(270)
Total exploration expenditures	905,560	160,014	2,857,517	1,664,765	5,587,856

Exploration expenditures recovered
Recovered from Optionee/Transferee	(70,000)	(306,000)	(50,500)	-	(426,500)
Yukon Mining Incentive Refund	-	(30,750)	(85,150)	-	(115,900)
Excess recovered	-	88,746	10,000	-	98,746
Total property expenditures as at September 30, 2012	$ 1,000,110	$ 8,105	$ 4,100,994	$ 2,159,022	$ 7,268,231

- 105 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Key Properties

a)

Erika Property (Guerrero State)

The Erika Property was purchased from Almaden Minerals Ltd, (TSXV: AMM) (“Almaden”) and is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% Net Smelter Return (“NSR”) royalty on future production from mineral claims purchased from them.

On February 5, 2013, the Company announced that it had signed an option/joint venture agreement with Osisko Mining Corporation (TSX: OSK, EWX: Deutsche Boerse) (“Osisko”), whereby the Company has granted Osisko the right to earn up to a 75% interest in the Erika property by funding exploration and development of the property and making cash payments to the Company.  The property consists of two registered claims located in Guerrero State, Mexico, held by the Company’s Mexican subsidiary Minera Tarsis S.A. de C.V.

Osisko can earn an initial 51% interest in the Erika property by making the following cash payments to the Company:

	Cash (US$)		Cumulative Exploration Work Commitments (US$)
Upon Signing	$ 50,000	Paid	-
By January 28, 2014	100,000		$ 500,000
By January 28, 2015	150,000		$ 1,250,000
By January 28, 2016	300,000		$ 2,250,000
By January 28, 2017	400,000		$ 4,000,000

TOTAL	$ 1,000,000

After the initial 51% interest has been earned, Osisko can elect to earn an additional 24% interest (total 75%) by funding and delivering a Feasibility Study.  Osisko can also accelerate these payments at its option in order to earn in sooner. Osisko is the operator of the project during the initial earn in phase and during the joint venture as long as it has at least a 50% interest in the project.

b)

Yago Property (Nayarit State)

On June 10, 2013, the Yago property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Yago property together with four other properties in Mexico and two properties in Nevada, USA.

The value of the shares issued to Almaden on acquisition of the seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

In addition, areas of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

- 106 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties

c)

Burns Property

The Burns property is located in the western Yukon, north of Haines Junction.  The Company owns a 100% interest in the Burns Property, acquired through staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

d)

Goz Creek Property

The Goz Creek property was purchased from Almaden and is located northeast of Whitehorse near Mayo. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

e)

Meister River Property

The Meister River property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon.  Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

f)

MOR Property

The MOR property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On September 9, 2009 the Company acquired a 100% interest in the Highway property, an expansion to the MOR property. The Company has agreed to grant Strategic Metals Ltd. (TSXV: SMD) (“Strategic”) a 2% NSR royalty on any future production from the mineral claims acquired from them.

- 107 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

g)

Prospector Mountain Property

Prospector Mountain was purchased from Almaden and is located in the central Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them. At any time after any production commences, the Company may repurchase ½ of the NSR from Almaden for fair value as determined by an independent valuator.

The Company will also issue to Almaden 500,000 common shares upon receipt of a positive bankable feasibility study for the property.

On December 15, 2009, the Company signed an option agreement with Silver Quest Resources Ltd. (TSXV:SQI) (“Silver Quest”), whereby Silver Quest was able to earn up to a 70% interest in the property. During the eleven months ended September 30, 2011, Silver Quest was taken over and the project was transferred to Independence Gold Corp. (TSXV:IGO) (“Independence”), which subsequently returned the project to the Company in April 2012.  Prior to the takeover, Silver Quest had incurred its December 31, 2010 mineral property expenditure commitments of at least $350,000, paid the Company $100,000 in cash and had issued 200,000 SQI shares to the Company.

As at September 30, 2013, the Company has reclassified the Prospector Mountain property as a Growth Pipeline exploration and evaluation asset as it makes a conscious effort to focus the Company’s available capital on properties with the greatest potential interest by a mid to large-sized resource company as a venture partner or acquirer.

h)

Rogue Property

The Rogue property is located east of Mayo, Yukon.  The Company owns a 100% interest in the Rogue property, acquired by staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

i)

Rosie Property

The Rosie property is located in eastern Yukon, northwest of Haines Junction.  The Company owns a 100% interest in the Rosie property, acquired by staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

- 108 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

j)

Tim Property

The Tim property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended October 31, 2007, the Company entered into an agreement with ACME Resources Inc. (TSXV: ARI) (“ACME”) (formerly International KRL Resources). During the year ended October 31, 2008, ACME spent $884,066 on exploration of the property (ACME called the property “Wolf”). In addition, ACME issued to the Company 46,666 common shares. An additional 20,000 common shares were issued to the Company during the year ended October 31, 2009. On November 18, 2010, the Company announced that ACME had withdrawn from the option agreement on the Tim property and that they have returned the claims to the Company in good standing until 2013. As at September 30, 2013, the Company has recorded a recovery of $40,500 from the optionee.

k)

White River Property

The White River property is located in the Yukon, northwest of Whitehorse. The Company owns a 100% interest in the White River property, acquired through staking.

On April 18, 2012, the Company signed an option agreement with Driven Capital Corp. (TSXV: DVV) (“Driven”) with respect to the White River Property. Under the terms of the agreement, Driven was able to earn a 60% interest in the White River Property by completing the following commitments before January 15, 2016:

•

Making cash payments to the Company totalling $400,000

•

Issuing 2,000,000 common shares to the Company

•

Completing $4,250,000 in exploration expenditures on the property; $500,000 of which is due in year one.

The Company was able to retain a 2% NSR royalty on any mineral produced from the property, half of which could be purchased by Driven for $2,000,000.

During the year ended September 30, 2012, the Company received $50,000 and 250,000 common shares valued at $20,000 pursuant to the agreement with Driven.

On October 22, 2012, the White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the White River area, filed a petition in the Supreme Court of Yukon. The petition challenges the Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by the Yukon Government.  The Company is named as a Respondent in the petition, however all relief requested by the WRFN is from the Yukon Government.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property. On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WRFN which indicates to the Company that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

- 109 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties – continued

k)

White River Property

In February 2013, Driven returned the White River project to the Company. The Company plans to assimilate the data collected by Driven and determine the most effective means to advance the project.

As at September 30, 2013, the Company evaluated the White River project and decided to reclassify it from Key property to Growth Pipeline property.  This is due to the Company’s conscious effort to focus the Company’s available capital on properties with the greatest potential for interest by a mid to large-sized resource company as a venture partner or acquirer.

l)

Dawson Gold Project

The Dawson Gold Project is located near Dawson City, Yukon adjacent to the border with Alaska. The Company acquired a 100% interest in the Dawson Gold Project by staking the properties known as Lion, Tau, Eagle, Jaguar and Eye, which collectively are referred to as the Dawson Gold Project.

During the 11 month period ended September 30, 2011, the Company determined that the Dawson Gold Project was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and had not planned any further exploration efforts going forward, the property was written off as at September 30, 2011.

During the year ended September 30, 2012, the Company transferred the claims comprising the property to Rackla Metals Inc. (TSXV: RAK) for a one time cash payment of $10,000.

Mexico – Growth Pipeline Properties

m)

Gallo de Oro Property

On June 10, 2013, the Gallo de Oro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Gallo de Oro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

- 110 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Growth Pipeline Properties – continued

n)

Mezquites Property

On June 10, 2013, the Mezquites property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Mezquites property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

o)

San Pedro Property

On June 10, 2013, the San Pedro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the San Pedro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

p)

Llano Grande Property

On June 10, 2013, the Llano Grande property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Llano Grande property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

- 111 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

USA – Growth Pipeline Properties

q)

BP Property

On June 10, 2013, the BP property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BP property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

r)

Black Jack Springs (“BJS”) Property

On June 10, 2013, the BJS property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BJS property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

- 112 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at September 30, 2013, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the eleven months ended September 30, 2011, the Company:

i)

Closed a non-brokered private placement on April 19, 2011 consisting of 2,710,891 shares at the price of $0.60 for gross proceeds of $1,626,535. Share issue costs totaling $8,883 were incurred related to this financing.

ii)

Issued common shares pursuant to the exercise of 1,150,000 warrants for cash proceeds of $287,500, the exercise of 89,875 finders’ warrants for cash proceeds of $22,469 and the exercise of 100,000 stock options for cash proceeds of $25,000.

During the year ended September 30, 2012, the Company:

iii)

Issued common shares pursuant to the exercise of 39,375 finders’ warrants for cash proceeds of $9,844;

iv)

Completed a non-brokered private placement on February 10, 2012 consisting of 4,800,000 units (“Unit”) at a price of $0.25 per Unit for gross proceeds of $1,200,000. Each Unit consists of one common share and one-half non-transferable warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.40 for a period of 18 months. A cash finder’s fee of $26,250 was paid and finder’s warrants, entitling the holders to purchase up to 105,000 Units for a period of 18 months from issue at a price of $0.25 per Unit, were issued.  The value of the finder’s warrants was determined to be $18,369 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 440,000 Units for gross proceeds of $110,000. Under the residual value approach, no value was assigned to the warrant component of the Units.

During the year ended September 30, 2013, the Company:

v)

Completed a non-brokered private placement on October 3, 2012 by issuing 6,870,000 units (“Unit”) at a price of $0.15 per Unit for gross proceeds of $1,030,500. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.25. In connection with the financing, the Company paid $35,363 as a cash finder’s fee and issued 471,500 finder’s warrants, each of which is exercisable into a Unit at a price of $0.15 for a period of 36 months. The value of the finder’s warrants was determined to be $40,015 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 400,000 Units for gross proceeds of $60,000. Under the residual value approach, $137,400 was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $16,186 in connection with this financing.

vi)

Issued 4,000,000 common shares to Almaden at a price of $0.055 per share for a total consideration of $220,000 to pay for seven exploration and evaluation asset properties (see Note 6).

- 113 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the year ended September 30, 2013 are summarized as follows:

Expiry date	Exercise price	September 30, 2012	Granted	Exercised	Expired/ cancelled	September 30, 2013
January 25, 2013	$0.70	165,000	-	-	(165,000)	-
December 11, 2013*	$0.10	275,000	-	-	-	275,000
October 5, 2014	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017*	$0.26	645,000	-	-	-	645,000
Options outstanding		2,575,000	-	-	(165,000)	2,410,000
Options exercisable		2,575,000	-	-	(165,000)	2,410,000
Weighted average exercise price		$0.44	$Nil	$Nil	$0.70	$0.42

*Subsequently, 285,000 stock options expired unexercised.

As at September 30, 2013, the weighted average contractual remaining life of options is 2.28 years (September 30, 2012 – 3.09 years).  The weighted average fair value of stock options granted during the year ended September 30, 2013 was $Nil (2012 - $0.21, 2011 - $0.53).

- 114 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2012 are summarized as follows:

Expiry date	Exercise price	September 30, 2011	Granted	Exercised	Expired/ cancelled	September 30, 2012
July 23, 2012	$0.50	650,000	-	-	(650,000)	-
January 25, 2013	$0.70	165,000	-	-	-	165,000
December 11, 2013	$0.10	275,000				275,000
October 5, 2014	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017*	$0.26	-	645,000	-	-	645,000
Options outstanding		2,605,000	645,000	-	(675,000)	2,575,000
Options exercisable		2,605,000	645,000	-	(675,000)	2,575,000
Weighted average exercise price		$0.50	$0.26	$Nil	$0.50	$0.44

The weighted average assumptions used to estimate the fair value of options for the years ended September 30, 2013 and 2012  and eleven months ended September 30, 2011 were as follows:

	September 30, 2013	September 30, 2012	September 30, 2011
Risk-free interest rate	n/a	1.52%	2.52%
Expected life	n/a	5 years	5 years
Expected volatility	n/a	134.97%	130.74%
Expected dividend yield	n/a	nil	nil

b)

Warrants

The continuity of warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
April 1, 2013	$0.50	4,100,000	-	-	(4,100,000)	-
August 10, 2013	$0.40	2,400,000	-	-	(2,400,000)	-
October 3, 2015	$0.25	-	6,870,000	-	-	6,870,000
Outstanding		6,500,000	6,870,000	-	(6,500,000)	6,870,000
Weighted average exercise price		$0.46	$0.25	$Nil	$0.46	$0.25

As at September 30, 2013, the weighted average contractual remaining life of warrants is 2.01 years (September 30, 2012 – 0.63 years).

- 115 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

 Warrants – continued

The continuity of warrants for the year ended September 30, 2012 is as follows:

Expiry date	Exercise price	September 30, 2011	Issued	Exercised	Expired	September 30, 2012
November 4, 2011	$0.40	1,000,000	-	-	(1,000,000)	-
April 1, 2013*	$0.50	4,100,000	-	-	-	4,100,000
August 10, 2013	$0.40	-	2,400,000	-	-	2,400,000
Outstanding		5,100,000	2,400,000	-	(1,000,000)	6,500,000
Weighted average exercise price		$0.48	$0.40	$Nil	$0.40	$0.46

*On March 22, 2012, the Company extended the expiry date of 4,100,000 outstanding common share purchase warrants by an additional 12 months to April 1, 2013. The warrants were issued by the Company in October 2010, by way of private placement.

The weighted average assumptions used to estimate the fair value of warrants for the year ended September 30, 2012 were as follows:

September 30, 2012
Risk-free interest rate	1.17%
Expected life	1.2 years
Expected volatility	114.62%
Expected dividend yield	nil

c)

Finder’s warrants

The continuity of finder’s warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
August 10, 2013	$0.25	105,000	-	-	(105,000)	-
October 3, 2015	$0.15	-	471,500	-	-	471,500
Outstanding		105,000	471,500	-	(105,000)	471,500
Weighted average exercise price		$0.25	$0.15	$Nil	$0.25	$0.15

As at September 30, 2013, the weighted average contractual remaining life of finder’s warrants is 2.01 years (September 30, 2012 – 0.86 years).

- 116 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

c)

Finder’s warrants – continued

The continuity of finder’s warrants for the year ended September 30, 2012 is as follows:

Expiry date	Exercise price	September 30, 2011	Issued	Exercised	Expired	September 30, 2012
October 13, 2011	$0.25	35,000	-	(35,000)	-	-
November 4, 2011	$0.25	4,375	-	(4,375)	-	-
April 1, 2012	$0.25	234,150	-	-	(234,150)	-
August 10, 2013	$0.25	-	105,000	-	-	105,000
Outstanding		273,525	105,000	(39,375)	(234,150)	105,000
Weighted average exercise price		$0.25	$0.25	$0.25	$0.25	$0.25

The weighted average assumptions used to estimate the fair value of finder’s warrants for the years ended September 30, 2013 and 2012 were as follows:

	September 30, 2013	September 30, 2012
Risk-free interest rate	1.14%	1.07%
Expected life	3 years	1.5 years
Expected volatility	112.71%	116.12%
Expected dividend yield	nil	nil

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the year ended September 30, 2013

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 171,150	$ Nil	$ Nil	$ Nil	$ Nil	$ 171,150

- 117 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS – continued

For the year ended September 30, 2012

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 147,131	$ Nil	$ Nil	$ Nil	$ 41,685	$ 188,816
Mark T. Brown Chief Financial Officer	$ Nil	$ Nil	$ Nil	$ Nil	$ 26,053	$ 26,053
Adrian Fleming Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 10,421	$ 10,421
Craig Lindsay Director	$ Nil	$ Nil	$ Nil	$ Nil	$ 10,421	$ 10,421

For the eleven months ended September 30, 2011

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 100,581	$ Nil	$ Nil	$ Nil	$ Nil	$ 100,581

Related party transactions and balances

		Year ended	Year ended	Eleven months ended	Balance due
	Services	September 30, 2013	September 30, 2012	September 30, 2011	As at September 30, 2013	As at September 30, 2012
Amounts due to:
Marc. G. Blythe	Management fees and wages	$ 171,150	$ 147,131	$ 100,581	$ 14,909	$ 31,809
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 113,720	$ 159,556	$ 96,950	$ 18,375	$ 35,334
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ 52,469	$ 50,027	$ 45,100	$ 14,324	$ 14,251
TOTAL:					$ 47,608	$ 81,394

(a) The president of Pacific Opportunity Capital Ltd., a private company, is the Chief Financial Officer of the Company.

(b) A director of Almaden Minerals Ltd., a public company, is an officer of the Company.  4,000,000 common shares were issued to Almaden during the year ended September 30, 2013 as consideration for seven properties as detailed in Note 6.

(c) Marc Blythe became an employee of the Company effective January 1, 2013.

- 118 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the year ended September 30, 2013 were as follows:

•

As at September 30, 2013, a total of $44,968 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company recorded $40,015 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

•

The Company recorded $137,400 as the residual fair value of share purchase warrants associated with a private placement financing completed.

•

$704,581 in exploration and evaluation asset costs were written off.

•

The Company recorded $220,000 in share capital related to the issue of common shares pursuant to the acquisition of exploration and evaluation assets.

The significant non-cash investing and financing transactions during the year ended September 30, 2012 were as follows:

•

As at September 30, 2012, a total of $39,975 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company reclassified $4,238 from equity reserves to share capital pursuant to the exercise of finder’s warrants.

•

The Company recorded $18,369 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

•

The Company received a total of 250,000 common shares of Driven pursuant to a property option agreement with a fair value of $20,000.

•

The Company granted 645,000 stock options valued at $134,433.

The significant non-cash investing and financing transactions during the eleven month period ended September 30, 2011 were as follows:

•

As at September 30, 2011, a total of $102,470 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company reclassified $84,774 from equity reserves to share capital pursuant to the exercise of stock options, warrants and finder’s warrants.

•

The Company received a total of 200,000 common shares of Silver Quest pursuant to a property option agreement with a fair value of $136,000.

•

A total of $505,595 in exploration and evaluation assets was written off.

•

The Company granted 450,000 stock options valued at $237,438.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	September 30, 2013	September 30, 2012
Exploration and evaluation assets
Canada	$ 4,600,972	$ 5,109,209
Mexico	2,484,728	2,159,022
USA	117,782	$ -

Total	$ 7,203,482	$ 7,268,231

All of the Company’s equipment is located in Canada.

- 119 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

12.

INCOME TAXES

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2013	2012	2011

Earnings (loss) for the period before income taxes	$(1,279,658)	$(860,376)	$(1,202,551)

Expected income tax (recovery)	$(327,000)	$(218,000)	$(325,000)
Change in statutory, foreign tax, foreign exchange rates and other	93,000	3,000	7,000
Permanent Difference	1,000	30,000	63,000
Impact of flow through share	-	100,000	-
Share issue cost	(13,000)	(13,000)	(2,000)
Adjustment to prior years provision versus statutory tax returns and expiry of non-capital losses	-	482,000	-
Change in unrecognized deductible temporary differences	283,000	76,000	257,000
Total income tax expense	$37,000	$460,000	$-

Current income tax	$-	$-	$-
Deferred income tax	$37,000	$460,000	$-

The Canadian income tax rate increased during the year due to changes in the law that increased corporate income tax rates in British Columbia.

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	2013	2012
Deferred Tax Assets (liabilities)
Exploration and evaluation assets	$(581,000)	$(838,000)
Non-capital losses	84,000	378,000
Net deferred tax liability	$(497,000)	$(460,000)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2013	Expiry Date Range	2012	Expiry Date Range
Temporary Differences
Equipment	4,000	No expiry date	-	No expiry date
Share issue costs	101,000	2034 to 2037	100,000	2033 to 2036
Marketable securities	19,000	No expiry date	9,000	No expiry date
Allowable capital losses	3,000	No expiry date	-	No expiry date
Non-capital losses available for future period	3,306,000	2015 to 2033	1,519,000	2014 to 2032

Tax attributes are subject to review, and potential adjustment, by tax authorities.

- 120 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Mexican peso / Canadian dollar currency rate changes the results of operations by approximately $900.

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements, but that further funding will be required for significant asset acquisition and development, and to meet long-term operating requirements. The Company manages liquidity risk through the management of its capital structure (Note 14).

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at September 30, 2013, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of these commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

- 121 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

13.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

i)

Interest rate risk

As at September 30, 2013, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits.

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$21,044	$-	$-	$21,044
Marketable securities	$1,250	$-	$-	$1,250
	$22,294	$-	$-	$22,294

- 122 -

TARSIS RESOURCES LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2013 AND 2012 AND ELEVEN MONTHS ENDED SEPTEMBER 30, 2011

(Presented in Canadian Dollars)

14.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

15.

EVENTS AFTER THE REPORTING PERIOD

On December 16, 2013, the Company completed a non-brokered private placement by issuing 4,836,666 units (“Unit”) at a price of $0.075 per Unit. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period, expiring on December 16, 2016 at a price of $0.15 per common share.

On December 18, 2013, Osisko terminated the option agreement in regards to the Erika Property and returned the Erika property to the Company. Prior to the return, Osisko had incurred mineral property expenditures of approximately $500,000 and paid the Company US$50,000 in cash (Note 6(a)).

- 123 -

TARSIS RESOURCES LTD.

Condensed Consolidated Interim Financial Statements

For the three months ended December 31, 2013 and 2012

750 West Pender Street, Suite 1103, Vancouver B.C. V6C 2T8, Canada, TSXV: TCC; Tel: 604-689-7644

- 124 -

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instruments 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

- 125 -

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Presented in Canadian Dollars)

	December 31, 2013 (Unaudited)	September 30, 2013 (Audited)

Assets
Non-current assets
Equipment (Note 5)	$3,821	$4,264
Exploration and evaluation assets (Note 6)	7,243,406	7,203,482
	7,247,227	7,207,746

Current assets
Prepaid expenses	7,729	12,451
Receivables	4,689	5,561
Marketable securities (Note 4)	1,250	1,250
Cash	193,862	21,044
	207,530	40,306
Total assets	$7,454,757	$7,248,052

Shareholders’ equity
Share capital (Note 7)	$11,074,666	$10,751,788
Reserves (Note 7 and 8)	1,963,860	1,923,136
Deficit	(6,177,243)	(6,052,555)
	6,861,283	6,622,369
Non-current liabilities
Deferred income tax liability	497,000	497,000
	497,000	497,000
Current liabilities
Due to related parties (Note 9)	40,215	47,608
Accounts payable and accrued liabilities	56,259	81,075
	96,474	128,683

Total shareholders’ equity and liabilities	$7,454,757	$7,248,052

Nature of operations and going concern (Note 1)

These condensed consolidated interim financial statements are authorized for issue by the Board of Directors on February 21, 2014.

On behalf of the Board of Directors:

Director “Marc G. Blythe”

Director “Craig Lindsay”

See accompanying notes to the condensed consolidated interim financial statements

- 126 -

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Three months ended December 31, 2013	Three months ended December 31, 2012

Expenses
Accounting and legal fees (Note 9)	$31,566	$68,563
Depreciation (Note 5)	443	433
Investor relations and shareholder information	14,953	43,315
Wages, benefits and consulting fees (Note 9)	45,469	39,900
Office facilities and administrative services (Note 9)	12,775	12,980
Office expenses	2,473	5,885
Property investigation expenses	-	27,863
Transfer agent, listing and filing fees	3,365	2,056
Travel	13,773	23,645
	(124,817)	(224,640)

Interest income	129	1,647
Net loss for the period	$(124,688)	$(222,993)
Other comprehensive income (loss)
Unrealized gain (loss) on available-for-sale securities (Note 4)	-	(7,500)
Exchange difference arising on the translation of foreign subsidiary	16,541	4,031
Total comprehensive loss for the period	$(108,147)	$(226,462)
Basic and diluted loss per common share	$(0.00)	$(0.01)
Weighted average number of common shares outstanding	43,925,698	38,913,089

See accompanying notes to the condensed consolidated interim financial statements

- 127 -

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Presented in Canadian Dollars)

	Share Capital			Reserves
	Number of shares	Amount	Share Subscription	Equity settled employee benefits	Warrants	Finder’s warrants	Available-for- sale securities	Foreign exchange reserve	Deficit	Total equity
Balance, September 30, 2012 (Audited)	32,267,111	$ 9,730,252	$ 997,316	$ 1,143,194	$ 459,805	$ 174,310	$ (8,750)	$ (18,900)	$ (4,735,897)	$ 7,741,330
Private placement (Note 7(b)(i))	6,870,000	893,100	(1,003,500)	-	137,400	-	-	-	-	27,000
Share issue costs	-	(91,564)	6,184	-	-	40,015	-	-	-	(45,365)
Net loss	-	-	-	-	-	-	(7,500)	4,031	(222,993)	(226,462)
Balance, December 31, 2012 (Unaudited)	39,137,111	10,531,788	-	1,143,194	597,205	214,325	(16,250)	(14,869)	(4,958,890)	7,496,503
Purchase of exploration and evaluation assets (Note 7 (b)(ii))	4,000,000	220,000	-	-	-	-	-	-	-	220,000
Net loss	-	-	-	-	-	-	(2,500)	2,031	(1,093,665)	(1,094,134)
Balance, September 30, 2013 (Audited)	43,137,111	10,751,788	-	1,143,194	597,205	214,325	(18,750)	(12,838)	(6,052,555)	6,622,369
Private placement (Note 7(b)(iii))	4,836,666	338,567	-	-	24,183	-	-	-	-	362,750
Share issue costs	-	(15,689)	-	-	-	-	-	-	-	(15,689)
Net loss	-	-	-	-	-	-	-	16,541	(124,688)	(108,147)
Balance, December 31, 2013 (Unaudited)	47,973,777	$ 11,074,666	$ -	$ 1,143,194	$ 621,388	$ 214,325	$ (18,750)	$ 3,703	$ (6,177,243)	$ 6,861,283

See accompanying notes to the condensed consolidated interim financial statements

- 128 -

TARSIS RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED DECEMBER 31

(Unaudited, presented in Canadian Dollars)

	Three months ended December 31, 2013	Three months ended December 31, 2012

Cash flows from (used in) operating activities
Loss for the period	$(124,688)	$(222,993)
Items not affecting cash
Depreciation	443	433

Changes in non-cash working capital items:
Receivables	872	(4,295)
Prepaid expenses	4,722	16,599
Accounts payable and accrued liabilities	19,907	49,858
Due to related parties	(7,393)	(56,942)
Net cash (used in) operating activities	(106,137)	(217,340)

Cash flows from (used in) investing activities
Purchase of equipment	-	(2,722)
Exploration and evaluation assets	(84,647)	(53,906)
Net cash (used in) investing activities	(84,647)	(56,628)

Cash flows from (used in) financing activities
Proceeds from issuance of common shares	362,750	27,000
Share issue costs	(15,689)	(45,365)
Net cash provided by (used in) financing activities	347,061	(18,365)

Exchange difference arising on the translation of foreign subsidiary	16,541	4,031

Change in cash for the period	172,818	(288,302)

Cash, beginning of the period	21,044	1,050,662

Cash, end of the period	$193,862	$762,360

Supplemental disclosure with respect to cash flows (Note 10)

See accompanying notes to the condensed consolidated interim financial statements

- 129 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Tarsis Resources Ltd. (the “Company”) was incorporated in Alberta on October 21, 2005 under the Business Corporations Act of Alberta and its registered office is Suite 410, 325 Howe Street, Vancouver, BC, Canada, V6C 1Z7. The Company was classified as a Capital Pool Company as defined in the TSX Venture Exchange (“TSX-V”) Policy 2.4. On July 16, 2007 the Company completed its Qualifying Transaction. On April 25, 2008 the Company filed for a certificate of continuance and is continuing as a BC Company under the Business Corporations Act (British Columbia).

The Company is an exploration stage company and is engaged principally in the acquisition and exploration of mineral properties. The recovery of the Company’s investment in its exploration and evaluation assets is dependent upon the future discovery, development and sale of minerals, upon the ability to raise sufficient capital to finance these activities, and/or upon the sale of these properties.

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The ability of the Company to continue as a going concern is dependent on obtaining additional financing through the issuance of common shares or obtaining joint venture or property sale agreements for one or more properties.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the condensed consolidated interim statement of financial position. The condensed consolidated interim financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

Adverse financial market conditions and volatility increase the uncertainty of the Company’s ability to continue as a going concern given the need to both manage expenditures and to raise additional funds. The Company is experiencing, and has experienced, negative operating cash flows. The Company will continue to search for new or alternate sources of financing but anticipates that the current market conditions may impact the ability to source such funds. Accordingly, these material uncertainties may cast significant doubt upon the Company’s ability to continue as a going concern.

As at December 31, 2013, the Company had working capital of $111,056 (September 30, 2013: working capital deficit of $88,377) and shareholders’ equity of $6,861,283 (September 30, 2013: $6,622,369).

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements, including comparatives, have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) using accounting policies consistent with IFRS issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

2.

BASIS OF PREPARATION - continued

Basis of preparation

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for marketable securities classified as available-for-sale, which are stated at fair value through other comprehensive income (loss). In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of these condensed consolidated interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses.  Actual results may differ from these estimates.  These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation.

New accounting standards and interpretations

Certain new accounting standards and interpretations have been published that are not mandatory for the December 31, 2013 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issued but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (effective January 1, 2015)

•

IAS 32 (Amended 2011) Financial Instruments: Presentation (effective January 1, 2014)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

3.

SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB on a basis consistent with those followed in the Company’s most recent annual financial statements for the year ended September 30, 2013.

These unaudited condensed consolidated interim financial statements do not include all note disclosures required by IFRS for annual financial statements, and therefore should be read in conjunction with the annual financial statements for the year ended September 30, 2013. In the opinion of management, all adjustments considered necessary for fair presentation of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three month period ended December 31, 2013 are not necessarily indicative of the results that may be expected for the current fiscal year ending September 30, 2014.

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

4.

MARKETABLE SECURITIES

The Company holds shares of a publicly traded company which are held as available-for-sale and valued in accordance with market price (see Note 6(k)).

	September 30, 2013	September 30, 2012

Balance, beginning of the period	$1,250	$11,250
Unrealized (loss)	-	(10,000)
Balance, end of the period	$1,250	$1,250

Marketable securities consist of equity securities over which the Company does not have control or significant influence.  Unrealized gains and losses due to period end revaluation to fair value, other than those determined to be due to significant or prolonged losses, are recorded as other comprehensive income or loss.  Where there is a significant or prolonged decline in the fair value of an available-for-sale financial asset the full amount of the impairment, including any amount previously recognized in other comprehensive income, is recognized in profit or loss.

5.

EQUIPMENT

Equipment
Cost
As at September 30, 2012	$5,500
Assets acquired	2,722
As at September 30, 2013	8,222
Assets acquired	-
As at December 31, 2013	$8,222
Accumulated depreciation
As at September 30, 2012	$2,227
Depreciation for the year	1,731
As at September 30, 2013	3,958
Depreciation for the period	443
As at December 31, 2013	$4,401
Net book value
As at September 30, 2013	$4,264
As at December 31, 2013	$3,821

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS

The Company follows the prospect generator model whereby it acquires projects on attractive terms, adds value through preliminary exploration efforts and then vends or options the project for further advancement.

The Company has properties in the Yukon Territory of Canada (the “Canadian Properties”), in Mexico (the “Mexican Properties”) and in Nevada, USA (the “American Properties”).  Following are summary tables of exploration and evaluation assets and brief summary descriptions of each of the exploration and evaluation assets:

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the period ended December 31, 2013

	Canadian	Mexican			American
	Growth Pipeline	Key Properties		Growth Pipeline	Growth Pipeline
		Erika	Yago	Other properties		Total
Acquisition costs at September 30, 2013	$ 1,637,375	$ 638,971	$ 165,000	$ 30,250	$ 24,750	$ 2,496,346
Holding	411	-	-	-	-	411
Exchange adjustments	-	14,884	-	-	-	14,884
Total acquisition costs	1,637,786	653,855	165,000	30,250	24,750	2,511,641
Exploration expenditures as at September 30, 2013	4,096,182	1,665,632	49,500	525	93,032	5,904,871
Camp, travel and meals	949	-	2,476	-	-	3,425
Field supplies and maps	93	-	1,631	-	-	1,724
Geological consulting	-	2,773	12,969	-	-	15,742
Reporting, drafting, sampling and analysis	1,020	525	681	-	-	2,226
Exchange adjustments	-	1,512	-	-	-	1,512
Total exploration expenditures	4,098,244	1,670,442	67,257	525	93,032	5,929,500
Exploration expenditures recovered as at September 30, 2013
Recovered from Optionee	(426,500)	(49,500)	-	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Cumulative expenditures as at December 31, 2013	4,603,445	2,274,797	232,257	15,125	117,782	7,243,406
Cumulative expenditures as at September 30, 2013	4,600,972	2,255,103	214,500	15,125	117,782	7,203,482
Net expenditures for the period ended December 31, 2013	$ 2,473	$ 18,694	$ 17,757	$ -	$ -	$ 39,924

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to December 31, 2013

	Canadian	Mexican			American
	Growth Pipeline	Key Properties		Growth Pipeline	Growth Pipeline
		Erika	Yago	Other properties		Total
Acquisition costs
Holding	$ 53,577	$ 428,960	$ -	$ -	$ -	$ 482,537
Property acquisition	1,141,531	216,562	165,000	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	8,333	-	-	-	8,333
Total acquisition costs	1,637,375	653,855	165,000	30,250	24,750	2,511,641

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	336,896	32,483	15,315	-	7,883	392,577
Community relations	125,784	10,503	-	-	-	136,287
Drilling	732,620	654,932	-	-	-	1,387,552
Field supplies & overhead	78,244	22,479	7,342	-	-	108,065
Geochemical	18,208	9,700	-	-	-	27,908
Geological	679,785	540,837	-	-	-	1,220,622
Geological consulting	562,995	124,889	36,344	-	27,709	751,937
Ground geophysics	43,141	34,325	-	-	-	77,466
Legal	56,730	-	-	-	-	56,730
License and permits	18,412	2,354	-	-	36,046	56,812
Reporting, drafting, sampling and analysis	476,615	235,831	8,256	525	21,394	742,621
Exchange adjustments	-	2,109	-	-	-	2,109
Total exploration expenditures	4,098,244	1,670,442	67,257	525	93,032	5,929,500

Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	(49,500)	-	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Total property expenditures as at December 31, 2013	$ 4,603,445	$ 2,274,797	$ 232,257	$ 15,125	$ 117,782	$ 7,243,406

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Exploration and Evaluation Assets for the year ended September 30, 2013

	Canadian	Mexican			American
	Growth Pipeline	Key Properties		Growth Pipeline	Growth Pipeline

		Erika	Yago	Other properties		Total
Acquisition costs at September 30, 2012	$ 1,629,772	$ 494,257	$ -	$ -	$ -	$ 2,124,029
Holding	7,603	139,244	-	-	-	146,847
Property acquisition	-	-	165,000	30,250	24,750	220,000
Exchange adjustments	-	5,470	-	-	-	5,470
Total acquisition costs	1,637,375	638,971	165,000	30,250	24,750	2,496,346
Exploration expenditures as at September 30, 2012	3,923,091	1,664,765	-	-	-	5,587,856
Camp, travel and meals	9,402	-	12,839	-	7,883	30,124
Community relations	18,049	-	-	-	-	18,049
Field supplies and maps	2,730	-	5,711	-	-	6,441
Geological consulting	17,732	-	23,375	-	27,709	68,816
Legal	56,730	-	-	-	-	56,730
License and permits	150	-	-	-	36,046	36,196
Reporting, drafting, sampling and analysis	68,298	-	7,575	525	21,394	97,792
Exchange adjustments	-	867	-	-	-	867
Total exploration expenditures	4,096,182	1,665,632	49,500	525	93,032	5,904,871
Exploration expenditures recovered as at September 30, 2012
Recovered from Optionee	(426,500)	-	-	-	-	(426,500)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Recovered from Optionee	-	(49,500)	-	-	-	(49,500)
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Cumulative expenditures as at September 30, 2013	4,600,972	2,255,103	214,500	15,125	117,782	7,203,482
Cumulative expenditures as at September 30, 2012	5,109,209	2,159,022	-	-	-	7,268,231
Net expenditures (recoveries) for the year ended September 30, 2013	$ (508,237)	$ 96,081	$ 214,500	$ 15,125	$ 117,782	$ (64,749)

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Cumulative Exploration and Evaluation Assets to September 30, 2013

	Canadian	Mexican			American
	Growth Pipeline	Key Properties		Growth Pipeline	Growth Pipeline

		Erika	Yago	Other properties		Total
Acquisition costs
Holding	$ 53,577	$ 428,960	$ -	$ -	$ -	$ 482,537
Property acquisition	1,141,531	216,562	165,000	30,250	24,750	1,578,093
Staking	442,267	-	-	-	-	442,267
Exchange adjustments	-	(6,551)	-	-	-	(6,551)
Total acquisition costs	1,637,375	638,971	165,000	30,250	24,750	2,496,346

Exploration expenditures
Airborne geophysics	123,843	-	-	-	-	123,843
Aircraft charter	844,971	-	-	-	-	844,971
Camp, travel and meals	335,947	32,483	12,839	-	7,883	389,152
Community relations	125,784	10,503	-	-	-	136,287
Drilling	732,620	654,932	-	-	-	1,387,552
Field supplies & overhead	78,151	22,479	5,711	-	-	106,341
Geochemical	18,208	9,700	-	-	-	27,908
Geological	679,785	540,837	-	-	-	1,220,622
Geological consulting	562,995	122,116	23,375	-	27,709	736,195
Ground geophysics	43,141	34,325	-	-	-	77,466
Legal	56,730	-	-	-	-	56,730
License and permits	18,412	2,354	-	-	36,046	56,812
Reporting, drafting, sampling and analysis	475,595	235,306	7,575	525	21,394	740,395
Exchange adjustments	-	597	-	-	-	597
Total exploration expenditures	4,096,182	1,665,632	49,500	525	93,032	5,904,871

Exploration expenditures recovered
Recovered from Optionee/Transferee	(426,500)	(49,500)	-	-	-	(476,000)
Yukon Mining Incentive Refund	(115,900)	-	-	-	-	(115,900)
Excess recovered	98,746	-	-	-	-	98,746
Recovered from Optionee	-	(49,500)	-	-	-	(49,500)
Write-off of properties	(688,931)	-	-	(15,650)	-	(704,581)
Total property expenditures as at September 30, 2013	$ 4,600,972	$ 2,255,103	$ 214,500	$ 15,125	$ 117,782	$ 7,203,482

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Key Properties

a)

Erika Property (Guerrero State)

The Erika Property was purchased from Almaden Minerals Ltd, (“Almaden”) and is located in Guerrero State, Mexico, south of Mexico City. Almaden has a 2% Net Smelter Return (“NSR”) royalty on future production from mineral claims purchased from them.

On February 5, 2013, the Company announced that it had signed an option/joint venture agreement with Osisko Mining Corporation (“Osisko”), whereby the Company has granted Osisko the right to earn up to a 75% interest in the Erika property by funding exploration and development of the property and making cash payments to the Company.  The property consists of two registered claims located in Guerrero State, Mexico, held by the Company’s Mexican subsidiary Minera Tarsis S.A. de C.V.

Osisko can earn an initial 51% interest in the Erika property by making the following cash payments to the Company:

	Cash (US$)		Cumulative Exploration Work Commitments (US$)
Upon Signing	$ 50,000	Paid	-
By January 28, 2014	100,000		$ 500,000
By January 28, 2015	150,000		$ 1,250,000
By January 28, 2016	300,000		$ 2,250,000
By January 28, 2017	400,000		$ 4,000,000

TOTAL	$ 1,000,000

After the initial 51% interest has been earned, Osisko can elect to earn an additional 24% interest (total 75%) by funding and delivering a Feasibility Study.  Osisko can also accelerate these payments at its option in order to earn in sooner. Osisko is the operator of the project during the initial earn in phase and during the joint venture as long as it has at least a 50% interest in the project.

On December 18, 2013, Osisko terminated the option agreement in regards to the Erika property and returned the Erika property to the Company.  Prior to the return, Osisko had incurred mineral property expenditure of approximately $500,000 and paid the Company US$50,000 in cash.

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Key Properties – continued

b)

Yago Property (Nayarit State)

On June 10, 2013, the Yago property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Yago property together with four other properties in Mexico and two properties in Nevada, USA.

The value of the shares issued to Almaden on acquisition of the seven properties was allocated amongst the properties on a pro-rata basis, based on Almaden’s total capitalized carrying value of the properties immediately preceding transfer.

In addition, areas of influence will be outlined in Mexico, where Almaden will provide its proprietary data and concepts to the Company.  In return, the Company will issue 200,000 shares to Almaden for each new property acquired within the area of influence.  The Company will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties.

Canada – Growth Pipeline Properties

c)

Burns Property

The Burns property is located in the western Yukon, north of Haines Junction.  The Company owns a 100% interest in the Burns Property, acquired through staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

d)

Goz Creek Property

The Goz Creek property was purchased from Almaden and is located northeast of Whitehorse near Mayo. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

e)

Meister River Property

The Meister River property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon.  Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

f)

MOR Property

The MOR property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

On September 9, 2009 the Company acquired a 100% interest in the Highway property, an expansion to the MOR property. The Company has agreed to grant Strategic Metals Ltd. (TSXV: SMD) (“Strategic”) a 2% NSR royalty on any future production from the mineral claims acquired from them.

g)

Prospector Mountain Property

Prospector Mountain was purchased from Almaden and is located in the central Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them. At any time after any production commences, the Company may repurchase ½ of the NSR from Almaden for fair value as determined by an independent valuator.

The Company will also issue to Almaden 500,000 common shares upon receipt of a positive bankable feasibility study for the property.

On December 15, 2009, the Company signed an option agreement with Silver Quest Resources Ltd. (TSXV:SQI) (“Silver Quest”), whereby Silver Quest was able to earn up to a 70% interest in the property. During the eleven months ended September 30, 2011, Silver Quest was taken over and the project was transferred to Independence Gold Corp. (TSXV:IGO) (“Independence”), which subsequently returned the project to the Company in April 2012.  Prior to the takeover, Silver Quest had incurred its December 31, 2010 mineral property expenditure commitments of at least $350,000, paid the Company $100,000 in cash and had issued 200,000 SQI shares to the Company.

As at September 30, 2013, the Company has reclassified the Prospector Mountain property as a Growth Pipeline exploration and evaluation asset as it makes a conscious effort to focus the Company’s available capital on properties with the greatest potential interest by a mid to large-sized resource company as a venture partner or acquirer.

h)

Rogue Property

The Rogue property is located east of Mayo, Yukon.  The Company owns a 100% interest in the Rogue property, acquired by staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

- 140 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

i)

Rosie Property

The Rosie property is located in eastern Yukon, northwest of Haines Junction.  The Company owns a 100% interest in the Rosie property, acquired by staking.

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

j)

Tim Property

The Tim property was purchased from Almaden and is located between Teslin and Watson Lake, Yukon. Almaden has a 2% NSR royalty on future production from mineral claims purchased from them.

During the year ended October 31, 2007, the Company entered into an agreement with ACME Resources Inc. (“ACME”) (formerly International KRL Resources). During the year ended October 31, 2008, ACME spent $884,066 on exploration of the property (ACME called the property “Wolf”). In addition, ACME issued to the Company 46,666 common shares. An additional 20,000 common shares were issued to the Company during the year ended October 31, 2009. On November 18, 2010, the Company announced that ACME had withdrawn from the option agreement on the Tim property and that they have returned the claims to the Company in good standing until 2013. As at September 30, 2013, the Company has recorded a recovery of $40,500 from the optionee.

k)

White River Property

The White River property is located in the Yukon, northwest of Whitehorse. The Company owns a 100% interest in the White River property, acquired through staking.

On April 18, 2012, the Company signed an option agreement with Driven Capital Corp. (“Driven”) with respect to the White River Property. Under the terms of the agreement, Driven was able to earn a 60% interest in the White River Property by completing the following commitments before January 15, 2016:

•

Making cash payments to the Company totalling $400,000

•

Issuing 2,000,000 common shares to the Company

•

Completing $4,250,000 in exploration expenditures on the property; $500,000 of which is due in year one.

The Company was able to retain a 2% NSR royalty on any mineral produced from the property, half of which could be purchased by Driven for $2,000,000.

During the year ended September 30, 2012, the Company received $50,000 and 250,000 common shares valued at $20,000 pursuant to the agreement with Driven.

- 141 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Canada – Growth Pipeline Properties - continued

k)

White River Property - continued

On October 22, 2012, the White River First Nation (“WRFN”), one of two First Nations which assert traditional territory in the White River area, filed a petition in the Supreme Court of Yukon. The petition challenges the Yukon Government’s decision to approve the proposed Class 3 exploration activities of the Company on the White River property, primarily on the basis of inadequate consultation by the Yukon Government.  The Company is named as a Respondent in the petition, however all relief requested by the WRFN is from the Yukon Government.

The Company believes it has behaved appropriately, responsibly and in accordance with all legal and regulatory requirements in its dealings with both First Nations regarding the White River property. On July 5, 2013, Justice Vale of the Supreme Court of Yukon supported the WRFN which indicates to the Company that there is work to be done between the Yukon Government and the WRFN with respect to defining a mutually acceptable consultation process.

In February 2013, Driven returned the White River project to the Company. The Company plans to assimilate the data collected by Driven and determine the most effective means to advance the project.

As at September 30, 2013, the Company evaluated the White River project and decided to reclassify it from Key property to Growth Pipeline property.  This is due to the Company’s conscious effort to focus the Company’s available capital on properties with the greatest potential for interest by a mid to large-sized resource company as a venture partner or acquirer.

Mexico – Growth Pipeline Properties

l)

Gallo de Oro Property

On June 10, 2013, the Gallo de Oro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Gallo de Oro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

- 142 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

Mexico – Growth Pipeline Properties – continued

m)

Mezquites Property

On June 10, 2013, the Mezquites property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Mezquites property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

During the year ended September 30, 2013, the Company determined that the property was unlikely to attract an exploration optionee or purchaser and since the Company did not work on the property during the period, and has not planned any further exploration efforts going forward, the property was written off as at September 30, 2013.

n)

San Pedro Property

On June 10, 2013, the San Pedro property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the San Pedro property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

o)

Llano Grande Property

On June 10, 2013, the Llano Grande property was purchased from Almaden, and is located in Nayarit State, Mexico. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the Llano Grande property together with four other properties in Mexico and two properties in Nevada, USA.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

- 143 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

6.

EXPLORATION AND EVALUATION ASSETS – continued

USA – Growth Pipeline Properties

p)

BP Property

On June 10, 2013, the BP property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BP property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

q)

Black Jack Springs (“BJS”) Property

On June 10, 2013, the BJS property was purchased from Almaden, and is located in Nevada, USA. Almaden has a 2% NSR royalty on future production from mineral claims purchased from it. On July 25, 2013, the Company issued 4,000,000 common shares at a price of $0.055 per share to Almaden as consideration for the BJS property together with another property in Nevada, USA and five properties in Mexico.

Additional common shares will be issued to Almaden based on the receipt of proprietary data and a final tranche of shares may be issued on first time disclosure of a mineral resource (Note 6(b)).

- 144 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

7.

SHARE CAPITAL

a)

Authorized:

As at December 31, 2013, the authorized share capital is comprised of an unlimited number of common shares without par value and an unlimited number of preferred shares issuable in series.  All issued shares are fully paid.

b)

Issued:

During the year ended September 30, 2013, the Company:

i)

Completed a non-brokered private placement on October 3, 2012 by issuing 6,870,000 units (“Unit”) at a price of $0.15 per Unit for gross proceeds of $1,030,500. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.25. In connection with the financing, the Company paid $35,363 as a cash finder’s fee and issued 471,500 finder’s warrants, each of which is exercisable into a Unit at a price of $0.15 for a period of 36 months. The value of the finder’s warrants was determined to be $40,015 and was calculated using the Black-Scholes option pricing model.  Insiders participated in the offering for a total of 400,000 Units for gross proceeds of $60,000. Under the residual value approach, $137,400 was assigned to the warrant component of the Units. The Company incurred additional share issue costs of $16,186 in connection with this financing.

ii)

Issued 4,000,000 common shares to Almaden at a price of $0.055 per share for a total consideration of $220,000 to pay for seven exploration and evaluation asset properties (see Note 6).

During the period ended December 31, 2013, the Company:

iii)

Completed a non-brokered private placement on December 16, 2013 by issuing 4,836,666 units (“Unit”) at a price of $0.075 per Unit for gross proceeds of $362,750. Each Unit consists of one common share and one non-transferable warrant. Each warrant entitles the holder to purchase one additional common share for a 36 month period at a price of $0.15.  Insiders participated in the offering for a total of 943,333 Units for gross proceeds of $70,750.  Under the residue value approach, $24,183 was assigned to the warrant component of the Units. The Company incurred share issued costs of $15,689 in connection with this financing.

- 145 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS

a)

Stock option compensation plan

The Company grants stock options to directors, officers, employees and consultants pursuant to the Company’s Stock Option Plan (the “Plan”).  The number of options that may be issued pursuant to the Plan are limited to 10% of the Company’s issued and outstanding common shares and to other restrictions with respect to any single participant (not greater than 5% of the issued common shares) or any one consultant (not greater than 2% of the issued common shares).

Options granted to consultants performing investor relations activities will contain vesting provisions such that vesting occurs over at least 12 months with no more than one quarter of the options vesting in any 3 month period.

Vesting provisions may also be applied to other option grants, at the discretion of the directors.  Options issued pursuant to the Plan will have an exercise price as determined by the directors, and permitted by the TSX-V, at the time of the grant. Options have a maximum expiry date of 5 years from the grant date.

Stock option transactions and the number of stock options for the three months ended December 31, 2013 are summarized as follows:

Expiry date	Exercise price	September 30, 2013	Granted	Exercised	Expired/ cancelled	December 31, 2013
December 11, 2013	$0.10	275,000	-	-	(275,000)	-
October 5, 2014	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017	$0.26	645,000	-	-	(10,000)	635,000
Options outstanding		2,410,000	-	-	(285,000)	2,125,000
Options exercisable		2,410,000	-	-	-	2,125,000
Weighted average exercise price		$0.42	$Nil	$Nil	$0.11	$0.46

As at December 31, 2013, the weighted average contractual remaining life of options is 2.29 years (September 30, 2013 – 2.28 years).  The weighted average fair value of stock options granted during the three months ended December 31, 2013 was $Nil (2012 - $Nil).

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TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

a)

Stock option compensation plan – continued

Stock option transactions and the number of stock options for the year ended September 30, 2013 are summarized as follows:

Expiry date	Exercise price	September 30, 2012	Granted	Exercised	Expired/ cancelled	September 30, 2013
January 25, 2013	$0.70	165,000	-	-	(165,000)	-
December 11, 2013*	$0.10	275,000	-	-	-	275,000
October 5, 2014	$0.30	100,000	-	-	-	100,000
June 23, 2015	$0.20	100,000	-	-	-	100,000
October 1, 2015	$0.59	865,000	-	-	-	865,000
May 4, 2016	$0.61	425,000	-	-	-	425,000
May 7, 2017*	$0.26	645,000	-	-	-	645,000
Options outstanding		2,575,000	-	-	(165,000)	2,410,000
Options exercisable		2,575,000	-	-	(165,000)	2,410,000
Weighted average exercise price		$0.44	$Nil	$Nil	$0.70	$0.42

The weighted average assumptions used to estimate the fair value of options for the three months ended December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Risk-free interest rate	n/a	n/a
Expected life	n/a	n/a
Expected volatility	n/a	n/a
Expected dividend yield	n/a	n/a

b)

Warrants

The continuity of warrants for the three months ended December 31, 2013 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	December 31, 2013
October 3, 2015	$0.25	6,870,000	-	-	-	6,870,000
December 16, 2016	$0.15	-	4,836,666	-	-	4,836,666
Outstanding		6,870,000	4,836,666	-	-	11,706,666
Weighted average exercise price		$0.25	$0.15	$Nil	$Nil	$0.21

As at December 31, 2013, the weighted average contractual remaining life of warrants is 2.25 years (September 30, 2013 – 2.01 years).

- 147 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

8.

STOCK OPTIONS AND WARRANTS – continued

b)

 Warrants – continued

The continuity of warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
April 1, 2013	$0.50	4,100,000	-	-	(4,100,000)	-
August 10, 2013	$0.40	2,400,000	-	-	(2,400,000)	-
October 3, 2015	$0.25	-	6,870,000	-	-	6,870,000
Outstanding		6,500,000	6,870,000	-	(6,500,000)	6,870,000
Weighted average exercise price		$0.46	$0.25	$Nil	$0.46	$0.25

c)

Finder’s warrants

The continuity of finder’s warrants for the three months ended December 31, 2013 is as follows:

Expiry date	Exercise price	September 30, 2013	Issued	Exercised	Expired	December 31, 2013
October 3, 2015	$0.15	471,500	-	-	-	471,500
Outstanding		471,500	-	-	-	471,500
Weighted average exercise price		$0.15	$Nil	$Nil	$Nil	$0.15

As at December 31, 2013, the weighted average contractual remaining life of finder’s warrants is 1.76 years (September 30, 2013 – 2.01 years).

The continuity of finder’s warrants for the year ended September 30, 2013 is as follows:

Expiry date	Exercise price	September 30, 2012	Issued	Exercised	Expired	September 30, 2013
August 10, 2013	$0.25	105,000	-	-	(105,000)	-
October 3, 2015	$0.15	-	471,500	-	-	471,500
Outstanding		105,000	471,500	-	(105,000)	471,500
Weighted average exercise price		$0.25	$0.15	$Nil	$0.25	$0.15

The weighted average assumptions used to estimate the fair value of finder’s warrants for the three months ended December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Risk-free interest rate	n/a	1.14%
Expected life	n/a	3 years
Expected volatility	n/a	112.71%
Expected dividend yield	n/a	nil

- 148 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

9.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended December 31, 2013

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 43,750	$ Nil	$ Nil	$ Nil	$ Nil	$ 43,750

For the three months ended December 31, 2012

	Short-term employee benefits	Post- employment benefits	Other long- term benefits	Termination benefits	Share- based payments	Total
Marc G. Blythe Chief Executive Officer, Director (c)	$ 39,900	$ Nil	$ Nil	$ Nil	$ Nil	$ 39,900

Related party transactions and balances

		Three months ended		Balance due
	Services	December 31, 2013	December 31, 2012	As at December 31, 2013	As at December 31, 2012
Amounts due to:
Marc. G. Blythe	Management fees and wages	$ 43,750	$ 39,900	$ -	$ 14,909
Pacific Opportunity Capital Ltd. (a)	Accounting, financing and shareholder communication services	$ 41,103	$ 29,580	$ 27,300	$ 18,375
Almaden Minerals Ltd. (b)	Rent, insurance, office facilities and expenses	$ 12,300	$ 12,892	$ 12,915	$ 14,324
TOTAL:				$ 40,215	$ 47,608

(a) The president of Pacific Opportunity Capital Ltd., a private company, is the Chief Financial Officer of the Company.

(b) A director of Almaden Minerals Ltd., a public company, is an officer of the Company.  4,000,000 common shares were issued to Almaden during the year ended September 30, 2013 as consideration for seven properties as detailed in Note 6.

(c) Marc Blythe became an employee of the Company effective January 1, 2013.

- 149 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the three months ended December 31, 2013 were as follows:

•

As at December 31, 2013, a total of $245 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company recorded $24,183 as the residual fair value of share purchase warrants associated with a private placement financing completed.

The significant non-cash investing and financing transactions during the three months ended December 31, 2012 were as follows:

•

As at December 31, 2012, a total of $8,142 in exploration and evaluation asset costs were included in accounts payable and accrued liabilities.

•

The Company recorded $40,015 in share issue costs related to the issue of finder’s warrants pursuant to the private placement financing completed.

•

The Company recorded $137,400 as the residual fair value of share purchase warrants associated with a private placement financing completed.

11.

SEGMENTED INFORMATION

The Company has one reportable operating segment, that being the acquisition and exploration of mineral properties.  Geographical information is as follows:

	December 31, 2013	September 30, 2013
Exploration and evaluation assets
Canada	$ 4,603,445	$ 4,600,972
Mexico	2,522,179	2,484,728
USA	117,782	117,782

Total	$ 7,243,406	$ 7,203,482

All of the Company’s equipment is located in Canada.

12.

FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks. The Company’s exploration program, some of its general and administrative expenses and financial instruments denoted in a foreign currency are exposed to currency risk.  A 10% change in the Mexican peso / Canadian dollar currency rate changes the results of operations by approximately $400.

- 150 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS – continued

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to the liquidity of its cash. The Company limits exposure to credit risk by maintaining its cash with a large Canadian financial institution. The Company’s receivables consist of goods and services/harmonized sales tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company ensures there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash. The Company believes that these sources will be sufficient to cover the likely short-term cash requirements, but that further funding will be required for significant asset acquisition and development, and to meet long-term operating requirements. The Company manages liquidity risk through the management of its capital structure (Note 13).

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Market risk

Market risks to which the Company is exposed include unfavorable movements in commodity prices, interest rates, and foreign exchange rates.  As at December 31, 2013, the Company has no producing assets and holds the majority of its cash in secure, Canadian dollar-denominated deposits.  Consequently, its exposure to these risks has been significantly reduced, but as the Company redeploys its cash, exposure to these risks may increase. The objective of the Company is to mitigate exposure to these risks while maximizing returns.

The Company may from time-to-time own available-for-sale marketable securities, in the mineral resource sector. Changes in the future pricing and demand of these commodities can have a material impact on the market value of the investments. The nature of such investments is normally dependent on the invested company being able to raise additional capital to further develop and to determine the commercial viability of its resource properties. Management mitigates the risk of loss resulting from this concentration by monitoring the trading value of the investments on a regular basis.

i)

Interest rate risk

As at December 31, 2013, the Company’s exposure to movements in interest rates was limited to potential decreases in interest income from changes to the variable portion of interest rates for its cash.  Market interest rates in Canada are at historically low levels, so management does not consider the risk of interest rate declines to be significant, but should such risks increase, the Company may mitigate future exposure by entering into fixed-rate deposits.

- 151 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

12.

FINANCIAL INSTRUMENTS – continued

(d)

Market risk – continued

ii)

Foreign exchange risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company may maintain cash and other financial instruments, or may incur revenues and expenditures in currencies other than the Canadian dollar. Significant changes in the currency exchange rates between the Canadian dollar relative to these foreign currencies, which may include but are not limited to US dollars and the Mexican peso, could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of minerals such as gold, zinc, lead and copper. The Company’s input costs are also affected by the price of fuel.  The Company closely monitors mineral and fuel prices to determine the appropriate course of action to be taken by the Company.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$193,862	$-	$-	$193,862
Marketable securities	$1,250	$-	$-	$1,250
	$195,112	$-	$-	$195,112

- 152 -

TARSIS RESOURCES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED DECEMBER 31, 2013 AND 2012

(Unaudited, presented in Canadian Dollars)

13.

MANAGEMENT OF CAPITAL RISK

The Company considers items included in shareholders’ equity as capital.  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regard to the expected timing of expenditures from continuing operations.

- 153 -

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Tarsis Resources Ltd.

Registrant

Dated: April 23, 2014	Signed: /s/ “Marc G. Blythe”
Marc G. Blythe President and CEO

- 154 -